     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 1, 1994

                                                       REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                           MCCLATCHY NEWSPAPERS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                     DELAWARE                                           94-0666175
          (STATE OR OTHER JURISDICTION OF                            (I.R.S. EMPLOYER
          INCORPORATION OR ORGANIZATION)                          IDENTIFICATION NUMBER)

                     2100 "Q" STREET, SACRAMENTO, CA 95816
                                 (916) 321-1846
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                                 JAMES P. SMITH
                     VICE PRESIDENT, FINANCE AND TREASURER
                           MCCLATCHY NEWSPAPERS, INC.
                                2100 "Q" STREET
                              SACRAMENTO, CA 95816
                                 (916) 321-1834
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                        OF AGENT FOR SERVICE OF PROCESS)

                            ------------------------

                                   COPIES TO:

           TERRY MICHAEL KEE, ESQ.                       ROBERT T. CLARKSON, ESQ.
          KATHARINE A. MARTIN, ESQ.                        DAVID J. SEGRE, ESQ.
             ERIN G. AUSTIN, ESQ.                          ADELE FREEDMAN, ESQ.
          PILLSBURY MADISON & SUTRO                       JAMES E. WILLIAMS, ESQ.
            235 MONTGOMERY STREET                   WILSON, SONSINI, GOODRICH & ROSATI
           SAN FRANCISCO, CA 94104                       PROFESSIONAL CORPORATION
                                                           TWO PALO ALTO SQUARE
                                                            PALO ALTO, CA 94306

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   As soon as practicable after the Registration Statement becomes effective.

                            ------------------------

    If the only securities registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box: / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: / /

                        CALCULATION OF REGISTRATION FEE
- --------------------------------------------------------------------------------

- ----------------------------------------------------------------------------------------------------------
                                                           PROPOSED         PROPOSED
                                           AMOUNT           MAXIMUM          MAXIMUM         AMOUNT OF
        TITLE OF EACH CLASS OF              TO BE       OFFERING PRICE      AGGREGATE      REGISTRATION
     SECURITIES TO BE REGISTERED        REGISTERED(1)    PER SHARE(2)   OFFERING PRICE(2)        FEE
- ----------------------------------------------------------------------------------------------------------
Class A Common Stock, $0.01 par
  value............................... 1,552,500 Shares      $23.69        $36,778,725      $12,682.00
- ----------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------

(1) Includes 202,500 shares that the Underwriters have the option to purchase from the Company to cover over-allotments, if any.

(2) Estimated as of February 28, 1994, pursuant to Rule 457, solely for the purposes of computing the amount of the registration fee.
                            ------------------------

    THE COMPANY HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE COMPANY SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED MARCH 1, 1994

                                1,350,000 SHARES

                           MCCLATCHY NEWSPAPERS, INC.

                              CLASS A COMMON STOCK
                          (PAR VALUE $0.01 PER SHARE)
                             ---------------------

     Of the 1,350,000 shares of Class A Common Stock offered hereby, 750,000 shares are being sold by the Company and 600,000 shares are being sold by the Selling Stockholders. See "Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.

     The last reported sale price of the Class A Common Stock on the New York Stock Exchange on February 28, 1994 was $23.75 per share. See "Class A Common Stock Price Range, Volume and Dividends."

     After giving effect to the offering (assuming the Underwriters' over-allotment option is not exercised), the Company will have outstanding 6,168,706 shares of Class A Common Stock with one-tenth of a vote per share and the right to elect 25% of the Company's Directors and 23,431,789 shares of Class B Common Stock with one vote per share and the right to elect 75% of the Company's Directors. As a result, the holders of Class B Common Stock will have the exclusive right to vote shares constituting approximately 97% of the combined voting power of the Class A and Class B Common Stock. See "Description of Capital Stock."
                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS
   THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
    COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
             ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------

                                                                                  PROCEEDS TO
                        INITIAL PUBLIC      UNDERWRITING       PROCEEDS TO          SELLING
                        OFFERING PRICE      DISCOUNT(1)         COMPANY(2)        STOCKHOLDERS
                       ----------------  ------------------  ----------------  ------------------
Per Share............         $                  $                  $                  $
Total(3).............         $                  $                  $                  $

- ---------------

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

(2) Before deducting estimated expenses of $210,000 payable by the Company.

(3) The Company has granted the Underwriters an option for 30 days to purchase up to an additional 202,500 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. If such option is exercised in full, the total initial public offering price,
    underwriting discount and proceeds to the Company will be $               ,
    $               and $               , respectively. See "Underwriting."
                             ---------------------

     These shares are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the certificates for the shares will be ready for delivery at the offices of Goldman, Sachs & Co.,
New York, New York, on or about                  , 1994.
GOLDMAN, SACHS & CO.                                         MERRILL LYNCH & CO.
                             ---------------------

            The date of this Prospectus is                  , 1994.

                             AVAILABLE INFORMATION

     McClatchy Newspapers, Inc. (the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Seven World Trade Center, 13th Floor, New York, New York, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois. Copies of such materials can be obtained by mail from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, such material may also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

                            ------------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission (File No. 1-9824) pursuant to the Exchange Act are incorporated herein by reference:

          (1) Registration Statement on Form 8-A dated November 28, 1988, as amended December 9, 1988;

          (2) Annual Report on Form 10-K for the year ended December 31, 1993;
     and

          (3) All documents subsequently filed by the Company pursuant to
     Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of Class A Common Stock.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the request of any such person, a copy of any or all of the documents which are incorporated herein by reference, other than exhibits to such information (unless such exhibits are specifically incorporated by reference into such documents). Requests should be delivered to Elaine Lintecum, Investor Relations Manager, McClatchy Newspapers, Inc., 2100 "Q" Street, Sacramento, California 95816 (telephone: (916) 321-1846).

     Unless the context requires otherwise, the "Company" refers to McClatchy Newspapers, Inc., a Delaware corporation, its predecessors and its consolidated subsidiaries. The address of the Company's principal executive offices is 2100 "Q" Street, Sacramento, California 95816, and its telephone number is (916) 321-1846.

                            ------------------------

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE CLASS A COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH TRANSACTIONS, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and Consolidated Financial Statements appearing elsewhere in this Prospectus.

                                  THE COMPANY

     McClatchy Newspapers, Inc. (the "Company") owns and publishes 20 newspapers in California, Washington, Alaska and South Carolina. The Sacramento Bee, the Company's flagship newspaper founded in 1857 by James McClatchy, together with The Fresno Bee and The Modesto Bee, formed the core of the Company's operations for many years and continue to have a significant influence on the civic, political, economic and cultural life of California's Central Valley. Since 1979, the Company has acquired four additional metropolitan daily newspapers, The (Tacoma) News Tribune, the Anchorage Daily News, the Tri-City Herald and The (Rock Hill) Herald, and has five smaller dailies and eight nondaily newspapers serving smaller communities in California, Washington and South Carolina. For the year ended December 31, 1993, the Company's combined average paid circulation totaled 815,000 daily, 962,100 Sunday and 31,700 nondaily circulation.

     Each of the Company's seven major daily newspapers has the largest circulation of any newspaper serving its particular metropolitan area. The Company believes that this circulation advantage is of primary importance in attracting advertising, the principal source of revenues for the Company. Until recently, two of the Company's major markets were shared with other daily newspapers. However, in June 1992, the competing daily newspaper in Anchorage ceased operations, permitting the Company's Anchorage Daily News to show a profit for the first time under Company ownership in 1993. In early 1994, the competitor to The Sacramento Bee published its last edition, leaving The Bee as the sole major daily newspaper in the California State capital.

     The Company believes that it has grown and prospered by publishing newspapers that exhibit a high degree of concern for journalistic quality, public service and editorial integrity, and that attention to certain basic strategies will continue to keep it financially strong and successful. Keeping and building the existing subscriber base is a fundamental goal of all of the Company's newspapers. In addition, the Company may add to its newspaper operations by purchasing newspapers in markets with good growth potential. New products and services are developed to help the Company protect its existing franchises and enable it to deliver information through emerging technologies, including facsimile, audiotext, on-line and CD-ROM. The Company believes that the local newspaper is the principal packager and distributor of information to the community. Management believes that, as information becomes more widely available over electronic transmission networks, its newspaper databanks will enable the Company to become a primary supplier of general and customized information content on such networks.

     Substantially all of the Company's business operations relate to newspaper publishing. Advertising revenues approximated 78% of consolidated revenues in both 1993 and 1992. Circulation revenues approximated 19% of consolidated revenues in 1993 and 18% in 1992. The Company also owns other businesses that complement its publishing operations, strengthen its newspapers, and provide alternative methods of delivering news and information. Other businesses owned by the Company include Legi-Tech, an on-line computer service which provides information to clients on legislative activity in the California and New York state legislatures and in the United States Congress, and McClatchy Printing Company, a commercial printing operation, located in Clovis, California. The Company is currently expanding its West Coast based distributor of preprinted advertising inserts to a national operation under a newly formed subsidiary, The Newspaper Network, Inc. In addition, the Company is a partner (13.5% interest) in Ponderay Newsprint Company, a general partnership that constructed and now operates a newsprint mill in Washington State.

                                  THE OFFERING

Class A Common Stock offered:
  By the Company..............................................   750,000 shares(1)
  By the Selling Stockholders.................................   600,000 shares
Common Stock to be outstanding after the offering:
  Class A Common Stock........................................   6,168,706 shares(1)
  Class B Common Stock........................................   23,431,789 shares(2)
Use of Proceeds...............................................   For general corporate purposes,
                                                                 principally working capital.
NYSE symbol for Class A Common Stock..........................   MNI

- ---------------
(1) Assumes the Underwriters' over-allotment option is not exercised. See "Underwriting."

(2) The Company's Common Stock is divided into two classes with identical rights with respect to cash dividends and in any sale or liquidation, but different voting rights. The Class A Common Stock, shares of which are offered hereby, is generally entitled to one-tenth of a vote per share. The Class B Common Stock, which is convertible at the option of the holder into Class A Common Stock, is entitled to one vote per share. See "Description of Capital Stock."

                SUMMARY OF SELECTED CONSOLIDATED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                        YEAR ENDED DECEMBER 31,
                                          ----------------------------------------------------
                                            1989       1990       1991       1992       1993
                                          --------   --------   --------   --------   --------
INCOME STATEMENT DATA:
Revenues -- net:
  Advertising...........................  $303,003   $335,663   $337,372   $345,574   $350,046
  Circulation...........................    63,126     70,266     74,770     80,318     83,729
  Other.................................    14,634     15,482     14,686     14,355     15,340
                                          --------   --------   --------   --------   --------
  Total.................................   380,763    421,411    426,828    440,247    449,115
                                          --------   --------   --------   --------   --------
Operating income........................    55,523     55,402     49,207     61,923     65,104
Income before cumulative effects of
  accounting changes....................    33,890     26,445     23,729     30,171     31,798
Cumulative effects of accounting
  changes...............................        --         --         --       (341)        --
Net income..............................  $ 33,890   $ 26,445   $ 23,729   $ 29,830   $ 31,798
                                          --------   --------   --------   --------   --------
                                          --------   --------   --------   --------   --------
Earnings per common share:
  Income before cumulative effects of
     accounting changes.................  $   1.19   $   0.93   $   0.83   $   1.05   $   1.10
  Cumulative effects of accounting
     changes............................        --         --         --      (0.01)        --
                                          --------   --------   --------   --------   --------
  Net income............................  $   1.19   $   0.93   $   0.83   $   1.04   $   1.10
                                          --------   --------   --------   --------   --------
                                          --------   --------   --------   --------   --------
Dividends per common share..............  $   0.11   $   0.16   $   0.20   $  0.215   $   0.27
                                          --------   --------   --------   --------   --------
                                          --------   --------   --------   --------   --------

                                                                        DECEMBER 31, 1993
                                                                   ----------------------------
                                                                    ACTUAL    AS ADJUSTED(1)(2)
                                                                   --------   -----------------
CONSOLIDATED BALANCE SHEET DATA:
Working capital..................................................  $ 49,809       $  66,521
Total assets.....................................................   525,163         541,875
Long-term obligations............................................    14,213          14,213
Stockholders' equity.............................................   383,523         400,235

- ---------------
(1) Assumes that the Underwriters' over-allotment option is not exercised. See "Underwriting."

(2) Gives effect to the sale of shares offered by the Company hereby. The net proceeds to the Company have been added to working capital pending their use. See "Use of Proceeds."

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the Class A Common Stock offered hereby are estimated to be $16,712,000 ($21,281,000 if the Underwriters' over-allotment option is exercised in full). The net proceeds will be used for general corporate purposes, which may include working capital requirements, capital expenditures, investments in the Company's newspaper subsidiaries or other related businesses, or investments in or the acquisition of other newspapers or complementary businesses. The Company will not receive any proceeds from the sale of the shares being sold by the Selling Stockholders.

     The sale of the Class A Common Stock offered hereby will effect a distribution of shares equal to approximately 25% of the 5.1 million shares of the outstanding Class A Common Stock as of December 31, 1993.

                             CLASS A COMMON STOCK
                       PRICE RANGE, VOLUME AND DIVIDENDS

     The Company's Class A Common Stock is listed on the New York Stock Exchange under the symbol "MNI." The Class A Common Stock is also traded on the Midwest Stock Exchange and the Pacific Stock Exchange. The Class B Common Stock is not publicly traded. The following table sets forth, for the periods indicated, high and low sale prices for the Company's Class A Common Stock and the aggregate quarterly trading volume , as reported by these exchanges, and the cash dividends declared per common share.





                                                      CLASS A
                                                    COMMON STOCK      AGGREGATE
                                                       PRICE          QUARTERLY      CASH DIVIDENDS
                                                   --------------      TRADING          DECLARED
                                                   HIGH       LOW       VOLUME         PER SHARE
                                                   ----       ---     ----------     --------------
YEAR ENDED DECEMBER 31, 1992:
  First quarter..................................  $22  3/8   $17        538,800          $0.0500
  Second quarter.................................   22  3/4    19 1/4    226,700           0.0500
  Third quarter..................................   22  3/8    19 1/4    172,300           0.0575
  Fourth quarter.................................   21         18        356,300           0.0575
YEAR ENDED DECEMBER 31, 1993:
  First quarter..................................   23         18 1/2    498,200           0.0625
  Second quarter.................................   23         20 3/8    479,700           0.0625
  Third quarter..................................   20  7/8    18 1/8    464,500           0.0725
  Fourth quarter.................................   25  5/8    20 1/8    385,900           0.0725
YEAR ENDED DECEMBER 31, 1994:
  First quarter (through February 28, 1994)......   24  1/8    22 1/8    414,100           0.0800

     On February 28, 1994, the reported last sale price of the Company's Class A Common Stock on the New York Stock Exchange was $23.75 per share.

     The Company's Common Stock is divided into two classes, with identical rights with respect to cash dividends and in any sale or liquidation, but different voting rights. The Class A Common Stock, shares of which are offered hereby, is generally entitled to one-tenth of a vote per share and has the right to vote as a class to elect 25% of the Company's Directors (rounded up to the nearest whole number) but no vote with respect to election of the other Directors. The Class B Common Stock, which is convertible at the option of the holder into Class A Common Stock, is entitled to one vote per share and has the right to vote as a class to elect 75% of the Company's Directors (rounded down to the nearest whole number), but no vote with respect to election of the other Directors.

     The Class B Common Stock is closely held and subject to an agreement among stockholders designed to keep such stock in the hands of members of the McClatchy family and thus to prevent such stock from being held by the public generally. After giving effect to the offering of Class A Common Stock made hereby and assuming the Underwriters' over-allotment option is not exercised, the holders of Class B Common Stock will have the exclusive right to vote shares constituting approximately 97% of the combined voting power of the Class A and Class B Common Stock. See "Description of Capital Stock."

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of December 31, 1993 and as adjusted to reflect the sale by the Company of 750,000 shares of Class A Common Stock and the receipt of the estimated net proceeds therefrom (assuming the Underwriters' over-allotment option is not exercised). The Company will not receive any proceeds from the sales of the shares by Selling Stockholders.

     The capitalization table should be read in conjunction with the Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus.

                                                                        DECEMBER 31, 1993
                                                                    --------------------------
                                                                     ACTUAL        AS ADJUSTED
                                                                    --------       -----------
                                                                      (IN THOUSANDS, EXCEPT
                                                                          SHARE AMOUNTS)
Long-term debt, less current maturities...........................  $     --        $      --
                                                                    --------       -----------
Stockholders' equity:
  Common Stock(1):
     Class A, $0.01 par value, 50,000,000 shares authorized,
      5,100,450 shares issued actual and 6,150,450 shares issued
      as adjusted(2)..............................................        51               62
     Class B, $0.01 par value, 30,000,000 shares authorized,
      24,503,789 shares issued actual and 23,453,789 shares issued
      as adjusted.................................................       238              235
  Additional paid-in capital......................................    39,472           56,176
  Retained earnings...............................................   344,133          344,133
  Treasury stock, 20,000 Class A shares actual and as adjusted, at cost, and 750,000 Class B shares actual, at no cost(3), and
     no shares as adjusted........................................      (371)            (371)
                                                                    --------       -----------
       Total stockholders' equity.................................   383,523          400,235
                                                                    --------       -----------
          Total capitalization....................................  $383,523        $ 400,235
                                                                    --------       -----------
                                                                    --------       -----------

- ---------------

(1) Issued shares includes treasury shares. As adjusted share amounts reflect the conversion of 1,350,000 shares of Class B Common Stock into 1,350,000 shares of Class A Common Stock offered for sale hereby, of which 300,000 shares were so converted prior to December 31, 1993 and are reflected in actual Class A and Class B shares issued.

(2) Shares of Class A Common Stock to be issued as adjusted exclude 503,300 shares to be issued upon exercise of options outstanding under the Company's stock option plans as of December 31, 1993.

(3) See note 1 to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data presented below for each of the five years ended December 31, 1993 have been derived from the Consolidated Financial Statements of the Company. This data should be read in conjunction with the Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus.

                                                        YEAR ENDED DECEMBER 31,
                                          ----------------------------------------------------
                                            1989       1990       1991       1992       1993
                                          --------   --------   --------   --------   --------
                                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED INCOME STATEMENT DATA:
Revenues -- net:
  Advertising...........................  $303,003   $335,663   $337,372   $345,574   $350,046
  Circulation...........................    63,126     70,266     74,770     80,318     83,729
  Other.................................    14,634     15,482     14,686     14,355     15,340
                                          --------   --------   --------   --------   --------
          Total.........................   380,763    421,411    426,828    440,247    449,115
                                          --------   --------   --------   --------   --------
Operating expenses:
  Compensation..........................   156,863    175,668    188,791    199,295    199,743
  Newsprint and supplements.............    72,452     77,956     74,562     59,501     60,639
  Depreciation and amortization.........    25,583     30,316     29,929     33,560     35,583
  Other operating expenses..............    70,342     82,069     84,339     85,968     88,046
                                          --------   --------   --------   --------   --------
          Total.........................   325,240    366,009    377,621    378,324    384,011
                                          --------   --------   --------   --------   --------
Operating income........................    55,523     55,402     49,207     61,923     65,104
                                          --------   --------   --------   --------   --------
Nonoperating expenses (income):
  Interest expenses.....................       311      2,776      1,157        920        118
  Interest income.......................      (987)       (13)        (7)       (35)      (461)
  Partnership losses....................       935      6,366      4,193      6,674      6,171
  Other -- net..........................      (139)        97      1,697        106        360
                                          --------   --------   --------   --------   --------
          Total.........................       120      9,226      7,040      7,665      6,188
                                          --------   --------   --------   --------   --------
Income before income tax provision and
  cumulative effects of accounting
  changes...............................    55,403     46,176     42,167     54,258     58,916
Income tax provision....................    21,513     19,731     18,438     24,087     27,118
                                          --------   --------   --------   --------   --------
Income before cumulative effects of
  accounting changes....................    33,890     26,445     23,729     30,171     31,798
Cumulative effects of accounting
  changes...............................        --         --         --       (341)        --
                                          --------   --------   --------   --------   --------
Net income..............................  $ 33,890   $ 26,445   $ 23,729   $ 29,830   $ 31,798
                                          --------   --------   --------   --------   --------
                                          --------   --------   --------   --------   --------
Earnings per common share:
  Income before cumulative effects of
     accounting changes.................  $   1.19   $   0.93   $   0.83   $   1.05   $   1.10
  Cumulative effects of accounting
     changes............................        --         --         --      (0.01)        --
                                          --------   --------   --------   --------   --------
  Net income............................  $   1.19   $   0.93   $   0.83   $   1.04   $   1.10
                                          --------   --------   --------   --------   --------
                                          --------   --------   --------   --------   --------
Dividends per common share..............  $   0.11   $   0.16   $   0.20   $  0.215   $   0.27
                                          --------   --------   --------   --------   --------
                                          --------   --------   --------   --------   --------

                                                              DECEMBER 31,
                                          ----------------------------------------------------
                                            1989       1990       1991       1992       1993
                                          --------   --------   --------   --------   --------
CONSOLIDATED BALANCE SHEET DATA:
  Working capital.......................  $ 21,899   $ 23,460   $ 22,208   $ 23,816   $ 49,809
  Total assets..........................   440,326    467,950    477,076    491,151    525,163
  Long-term obligations.................    63,316     55,196     38,618     23,901     14,213
  Stockholders' equity..................  $291,517   $314,186   $333,372   $358,299   $383,523
SHARES OF COMMON STOCK OUTSTANDING (AT
  YEAR END):(1)
  Class A, $0.01 par value..............     4,287      4,358      4,461      4,565      5,080
  Class B, $0.01 par value..............    24,259     24,245     24,223     24,197     23,754
                                          --------   --------   --------   --------   --------
          Total.........................    28,546     28,603     28,684     28,762     28,834
                                          --------   --------   --------   --------   --------
                                          --------   --------   --------   --------   --------

- ---------------

(1) Excludes treasury shares.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

RECENT EVENTS

     The recessionary economy of Northern California continued in 1993, resulting in a slowdown in advertising revenues at The Sacramento Bee and The Modesto Bee. Stronger revenue performances at The Fresno Bee, the Anchorage Daily News and newspapers in Washington State and South Carolina offset the lower revenues in Sacramento and Modesto. Net income also benefitted from continued low newsprint prices and cost controls.

     In June 1992 the Anchorage Daily News became the sole metropolitan daily newspaper in Anchorage when the competing newspaper, the Anchorage Times, closed. As a result, revenues increased from $31.1 million in 1991 to $36.6 million in 1992 and $41.9 million in 1993, allowing the Daily News to become profitable for the first time under Company ownership in 1993.

     On August 2, 1993 new federal tax laws raised the corporate income tax rate from 34% to 35% retroactive to January 1, 1993, and made other changes to the deductibility of certain expenses. The liability method of income tax accounting required that the Company revalue accumulated deferred taxes, and taxes on earnings through the first half of 1993 to reflect the higher rate. Accordingly, the Company increased its tax provision by $1,088,000 or four cents per share in the third quarter of 1993 for these retroactive adjustments. See note 5 to the Consolidated Financial Statements.

RESULTS OF OPERATIONS

  1993 COMPARED TO 1992

     Net income increased 6.6% to $31.8 million as strong performances at The Fresno Bee and newspapers in Washington and South Carolina offset weaker results at the Sacramento and Modesto Bees. Income also benefitted from improved operating results at the Anchorage Daily News since the closure of the Anchorage Times, stringent cost controls at all of the Company's newspapers and a second year of low newsprint prices.

     Net revenues increased 2.0% to $449.1 million compared to $440.2 million in 1992. Advertising rate increases at most of the Company's newspapers offset the impact of lower volumes resulting in a 1.3% increase in consolidated advertising revenues. While overall advertising volumes were down, gains were reported at The Fresno Bee, the Tri-City Herald and The (Rock Hill) Herald. In general, higher retail advertising linage was offset by declines in national and classified linage.

     At the Company's seven largest daily newspapers, full run "run-of-press" ("ROP") linage, which is found in the body of the newspaper and accounts for the majority of advertising revenues, declined 3.1%. Part run ROP linage, found in zoned editions of the newspaper which are targeted to specific areas of a community, declined 4.6%. These declines were partially offset by gains in advertising in total market coverage products (delivered to nonsubscribers of the newspapers) of 18.5% and a 5.9% increase in the number of preprinted advertisements inserted into the daily newspapers. Advertising volume in McClatchy's 13 other newspapers increased 3.3%.

     Circulation revenue increased 4.2% as the combined number of daily and Sunday subscribers increased 1.9% and 1.8%, respectively (average paid circulation). With a slower economy impacting many of the Company's newspaper readers, most of McClatchy's metropolitan newspapers opted to forego circulation rate increases in 1993. The Anchorage Daily News and The (Rock Hill) Herald increased home-delivery rates modestly in April and September, respectively.

     Other revenues increased $985,000 or 6.9% due principally to an increase in commercial printing at McClatchy Printing Company in Clovis, California.

     Operating expenses were held to a 1.5% increase over 1992 and were up 2.2% after excluding a $2.6 million charge in 1992 for the early retirement program at the Sacramento and Modesto Bees. Excluding the early retirement charge, compensation costs increased 1.5% reflecting a 2.1% increase in salaries and a nominal decline in the cost of employee benefits. The increase in salaries generally reflects wage rate increases of 2% to 3% partially offset by lower headcounts. Newsprint and supplements and other operating expenses increased 2.2% and reflect low newsprint prices, generally low inflation and the impact of cost control programs at all of the Company's newspapers. Depreciation and amortization was up 6.0% due to the installation of new mailroom equipment at The Sacramento Bee and presses at The (Tacoma) News Tribune.

     Nonoperating expense declined $1.5 million primarily due to lower interest expense as the Company repaid its bank debt, and higher investment income on cash equivalents.

     The Company's tax rate was 46.0% compared to 44.4% in 1992. The increase in this rate primarily relates to new federal tax legislation which raised the corporate tax rate from 34% to 35%, retroactive to January 1, 1993.

  1992 COMPARED TO 1991

     Improved operating results at the Anchorage Daily News and The News Tribune, lower newsprint prices and company-wide cost controls were the major contributors to a 25.7% increase in net income. The Daily News and The News Tribune led the Company in both revenue and operating income growth.

     Net revenues increased 3.1% to $440.2 million compared to $426.8 million in 1991. This growth reflects circulation and advertising rate increases, and, to a lesser extent, a rebound in subscriber and advertising volumes in the second half of 1992.

     Advertising revenues were up 2.4% to $345.6 million. Advertising rates were increased at a number of the larger metropolitan dailies in the first quarter of 1992. The Anchorage Daily News implemented an additional advertising rate increase in August 1992 because of its significant growth in circulation after the Anchorage Times' closure.

     Advertising volumes were generally flat for the year. Lower advertising linage in the California markets was offset by gains made at other newspapers. At the Company's seven largest newspapers, full run ROP linage was even with 1991 levels. Gains in retail linage were offset by losses in classified and national advertising. Part run ROP linage grew 0.2% while linage in TMC products declined 11.1% at these newspapers. The number of preprinted inserts delivered in the seven largest newspapers grew 3.8%. Linage at McClatchy's 13 other newspapers declined 0.7%.

     The Anchorage Daily News also led the Company in subscriber and circulation revenue growth. The Daily News' average daily paid circulation for the year ended December 31, 1992 grew to approximately 72,000 from 60,800 in 1991 and Sunday was 94,900 versus 81,600.

     Company-wide, the number of subscribers grew 2.1% for average daily paid circulation (1.4% excluding The (Ellensburg) Daily Record purchased in 1992) and 1.8% on Sunday. Nondaily subscribers increased 3.1%. This growth in subscribers coupled with selective home delivery and single-copy rate increases resulted in a 7.4% gain in circulation revenues to $80.3 million.

     Operating expenses were held to a 0.2% increase over 1991 despite the recognition of a $2.6 million charge for an early retirement program. Excluding the early retirement charge, compensation costs were up 4.2%, reflecting a 3.6% increase in salaries and a 6.6% increase in fringe benefits. These increases reflect wage increases of 2% to 4% and higher retirement and other fringe benefits. Newsprint and supplements costs declined $15.1 million or 20.2% due mostly to lower newsprint prices precipitated by a lack of advertising demand. Depreciation and amortization was up 12.1% reflecting primarily a full year of depreciation on The Fresno Bee's expanded plant and new presses and amortization of intangibles purchased during the year. Other operating expenses were held to a 1.9% increase through Company-wide cost control programs.

     While the Ponderay Newsprint Company continues to be one of the more efficient and low cost producers of newsprint, the Company's share of losses from this joint venture increased due to lower newsprint prices. Other nonoperating expenses declined because 1991 included an adjustment related to the destruction of a rental property.

     The effective tax rate increased to 44.4% from 43.7% in 1991. A reconciliation of the effective tax rates is included in note 5 to the consolidated financial statements.

QUARTERLY RESULTS OF OPERATIONS

     The Company's business is somewhat seasonal, with peak revenues and profits generally occurring in the second and fourth quarters of each year as a result of increased advertising activity during the spring holiday and Christmas periods. The first quarter is historically the weakest quarter for revenues and profits. The Company's 1992 and 1993 unaudited quarterly results are summarized as follows (in thousands, except share amounts):

                                                1ST          2ND          3RD          4TH
                                              QUARTER      QUARTER      QUARTER      QUARTER
                                              --------     --------     --------     --------
1992:
Revenues -- net.............................  $101,292     $111,169     $110,503     $117,283
Operating income............................     9,881       16,246       16,856       18,940
Income before cumulative effects of
  accounting changes........................     4,488        7,831        8,699        9,153
Net income..................................     4,147        7,831        8,699        9,153
Income per common share before cumulative
  effects of accounting changes.............       .15          .27          .30          .32
Net income per common share.................       .14          .27          .30          .32
1993:
Revenues--net...............................  $105,282     $113,458     $111,282     $119,093
Operating income............................    10,546       16,962       16,396       21,200
Net income..................................     4,768        8,514        7,341       11,175
Net income per common share.................       .17          .30          .25          .39

LIQUIDITY AND CAPITAL RESOURCES

     The Company generated $90.7 million of cash from operations in 1993 and has generated $228.5 million over the last three years. The principal uses of cash have been to repay bank debt incurred to purchase its South Carolina-based newspapers and to invest in capital expenditures. Cash has also been used to fund its Ponderay newsprint mill investment and to pay dividends. With all of its bank debt now repaid, the Company has invested its cash in high quality commercial paper and government securities. At year end, cash and cash equivalents totaled $42.3 million.

     With the ongoing recession in Northern California, the Company deferred some of its planned capital expenditures in 1992 and 1993. Nonetheless, a total of $35.9 million was expended in 1993 for projects and equipment to improve productivity and keep pace with circulation growth. Capital expenditures over the last three years have totaled $106.9 million and planned expenditures in 1994 are estimated to be $38.3 million.

     The Company has a 13.5% interest in the Ponderay Newsprint Company, a general partnership formed to construct and operate a newsprint mill near Spokane, Washington. The mill began operating in December 1989. The Company's share of the mill's operating losses over the last three years equaled $17.0 million. The Company has contributed $12.4 million to fund the mill's cash needs over this period. Ponderay is expected to incur losses over the next several years assuming newsprint prices remain depressed and the Company presently intends, when necessary, to contribute funds to help finance its share of these losses. See note 3 to the Consolidated Financial Statements.

     During 1993 the Company terminated its bank line of credit and now has only an outstanding letter of credit for $5.9 million. See note 4 to Consolidated Financial Statements. Management is of the opinion that operating cash flow is adequate to meet the liquidity needs of the Company, including currently planned capital expenditures and other investments.

                                    BUSINESS

     McClatchy Newspapers, Inc. (the "Company") owns and publishes 20 newspapers in California, Washington, Alaska and South Carolina. The Sacramento Bee, the Company's flagship newspaper founded in 1857 by James McClatchy, together with The Fresno Bee and The Modesto Bee, formed the core of the Company's operations for many years and continue to have a significant influence on the civic, political, economic and cultural life of California's Central Valley. Since 1979, the Company has acquired four additional metropolitan daily newspapers, The (Tacoma) News Tribune, the Anchorage Daily News, the Tri-City Herald and The (Rock Hill) Herald, and has five smaller dailies and eight nondaily newspapers serving smaller communities in California, Washington and South Carolina. For the year ended December 31, 1993, the Company's combined average paid circulation totaled 815,000 daily, 962,100 Sunday and 31,700 nondaily circulation.

     Each of the Company's seven major daily newspapers has the largest circulation of any newspaper serving its particular metropolitan area. The Company believes that this circulation advantage is of primary importance in attracting advertising, the principal source of revenues for the Company. Until recently, two of the Company's major markets were shared with other daily newspapers. However, in June 1992, the competing daily newspaper in Anchorage ceased operations, permitting the Company's Anchorage Daily News to show a profit for the first time under Company ownership in 1993. In early 1994, the competitor to The Sacramento Bee published its last edition, leaving The Bee as the sole major daily newspaper in the California State capital.

     Substantially all of the Company's business operations relate to newspaper publishing. Advertising revenues approximated 78% of consolidated revenues in both 1993 and 1992. Circulation revenues approximated 19% of consolidated revenues in 1993 and 18% in 1992. The Company also owns other businesses that complement its publishing operations, strengthen its newspapers, and provide alternative methods of delivering news and information. Other businesses owned by the Company include Legi-Tech, an on-line computer service which provides information to clients on legislative activity in the California and New York state legislatures and in the United States Congress and McClatchy Printing Company, a commercial printing operation, located in Clovis, California. The Company is currently expanding its West Coast based distributor of preprinted advertising inserts to a national operation under a newly formed subsidiary, The Newspaper Network, Inc. In addition, the Company is a partner (13.5% interest) in Ponderay Newsprint Company, a general partnership that constructed and now operates a newsprint mill in Washington State.

STRATEGIES

     The Company believes that it has grown and prospered by publishing newspapers that exhibit a high degree of concern for journalistic quality, public service and editorial integrity and that attention to certain basic strategies will continue to keep it financially strong and successful. These key strategies include:

          Maintaining and expanding the Company's existing newspapers' subscriber base. Keeping and building the existing subscriber base is a fundamental goal of all of the Company's newspapers. Larger numbers of subscribers translate into higher circulation revenue and, more importantly, higher advertising revenue. To accomplish this goal, the Company is committed to making the necessary investment to achieve superior customer service and the highest degree of journalistic quality. Over the years this quality has been demonstrated by the many industry awards its newspapers have won, including two Pulitzer awards by The Sacramento Bee in 1992 and one by the Anchorage Daily News in 1989.

          Continuing to look for opportunities to acquire newspapers in new markets. The Company may add to its newspaper operations by purchasing newspapers in markets with good growth potential which are or can become the primary print advertising and news sources for their areas. Over the last 15 years, this strategy has resulted in the purchase of 17 newspapers of varying sizes, each of which is the primary local news source in its market. Most of these newspapers are outside of Northern California and have helped reduce the effects on the Company's operations of the recent economic downturn in this region.

          Developing new products and services to protect its existing franchises. To combat competitive pressures, the Company develops new products and services to protect its existing franchises.

     To answer the challenge of advertisers seeking to target more defined areas of distribution by direct mail, the Company is currently expanding its West Coast based distributor of preprinted advertising inserts to a national operation under a newly formed subsidiary, The Newspaper Network, Inc. The Newspaper Network offers advertisers the convenience of a one-order, one-bill sales of advertising preprints. The Company believes that this initiative will be important for both McClatchy and the newspaper industry in competing with direct mail on a national basis. Additionally, local management has developed alternative delivery systems, including electronic communications such as facsimile machines, to handle additional or expanded news stories and is using established carrier routes to distribute items other than newspapers such as magazines and product samples.

          Understanding and implementing new technologies which can enhance the value of the information content of the newspapers' databanks. In order to prepare for the future, the Company continues to research and monitor developing technologies relating to the "Information Superhighway." The Company believes the local newspaper in a given community is the principal packager and distributor of information and many of the new technologies being developed will make use of this information. Management believes that companies of its size may not own the transmission devices, but they can and will become primary suppliers of general and customized information content. The Company is making sure its newspapers have the expertise to assemble and package the information content to be transmitted along these highways of the future. A special task force known as the "Information Center" made up of employees from throughout the Company has been established to research and discuss how to distribute information through electronic outlets. In addition, the Company is working with five other newspaper companies to explore how each might benefit from information and technology changes.

NEWSPAPER OPERATIONS

     Each of the Company's newspapers is semiautonomous in its business and editorial operations so as to meet most effectively the needs of the communities it serves. Publishers, editors and general managers of the newspapers make the day-to-day decisions and within limits are responsible for their own budgeting and planning. Policies on such matters as determining the amount and type of capital expenditures, key personnel changes, and strategic planning and operating budgets including wage and pricing matters are approved or established by the Company's senior management or Board of Directors.

     The volume of advertising is significantly affected by the local economies in each newspaper's market. The northern California economy, home to three of the Company's larger newspapers, slowed in 1991 and continues to be affected by an economic downturn, albeit not as severe as the downturn in the southern half of the State. As a result, advertising linage (i.e., number of lines of type in six column inches) declined in 1993 at The Sacramento and Modesto Bees, but was partially offset by increases in advertising rates.

     Total advertising linage is comprised of a number of different components, the most important of which is "run of press" (ROP) linage. Full run ROP linage is advertising in the body of a newspaper while part run ROP is found in zoned editions of the newspaper targeted to specific communities. ROP linage generates in excess of 80% of advertising revenues. Total-market-coverage ("TMC") advertising linage is found in products distributed to nonsubscribers of the newspapers. Preprinted inserts are advertisements inserted into the newspapers and are generally measured by units rather than lines of type.

     At the Company's seven largest daily newspapers, full run ROP linage was
8.9 million six column inches, down 3.1% from 1992. Part run ROP linage was 614,000, down 4.6%, TMC linage was 1.0 million, up 18.5% and the newspapers distributed 1,401 million advertising preprints, up 5.9% from 1992.

     The Company continued to show growth in average paid circulation in 1993. For the year ended December 31, 1993, the Company's combined average paid daily circulation increased 1.9% to 815,000 and Sunday was up 1.8% to 962,100. In 1992, the State of California enacted a sales tax on daily newspapers which caused a circulation decrease at The Sacramento, Modesto and Fresno Bees for the year.

     All of the Company's daily newspapers are morning distribution, except for The (Ellensburg) Daily Record. Certain information regarding newspaper operations is summarized below:
- --------------------------------------------------------------------------------

                                                                        CIRCULATION(1)
                                                        DAYS          -------------------
          NEWSPAPER               LOCATION           PUBLISHED         DAILY      SUNDAY
   ------------------------    ---------------    ----------------    -------     -------
   The Sacramento Bee          Sacramento, CA     Mon.-Sun.           271,700     341,000
   The Fresno Bee              Fresno, CA         Mon.-Sun.           149,900     186,800
   The News Tribune            Tacoma, WA         Mon.-Sun.           128,600     147,800
   The Modesto Bee             Modesto, CA        Mon.-Sun.            83,000      91,900
   Anchorage Daily News        Anchorage, AK      Mon.-Sun.            73,400      97,100
   Tri-City Herald             Pasco, WA          Mon.-Sun.            38,600      41,900
   The Herald                  Rock Hill, SC      Mon.-Sun.            31,000      30,700
   The Island Packet           Hilton Head, SC    Mon.-Fri., Sun.      12,700      15,600
   Beaufort Gazette            Beaufort, SC       Mon.-Fri., Sun.      10,000       9,300
   The Dispatch                Gilroy, CA         Mon.-Fri.             6,300
   The Daily Record            Ellensburg, WA     Mon.-Sat.             5,500
   Free Lance                  Hollister, CA      Mon.-Fri.             4,300
   Amador Ledger Dispatch      Jackson, CA        Mon., Wed., Fri.         (2)
   Pierce County Herald        Puyallup, WA       Tues., Sat.              (2)
   Morgan Hill Times           Morgan Hill, CA    Tues., Fri.              (2)
   Clovis Independent          Clovis, CA         Wed.                     (2)
   Lincoln News Messenger      Lincoln, CA        Thurs.                   (2)
   Clover Herald               Clover, SC         Wed.                     (2)
   Yorkville Enquirer          Yorkville, SC      Thurs.                   (2)
   Lake Wylie Magazine         Lake Wylie, SC     Twice-Monthly            (2)

   ------------------

   (1) Average paid circulation for the year ended December 31, 1993 according to Company records.

   (2) Combined total nondaily circulation for these local newspapers for the year ended December 31, 1993 was 31,700.
- --------------------------------------------------------------------------------

  THE SACRAMENTO BEE

     Founded in 1857, The Sacramento Bee, the Company's flagship newspaper, serves the California State capital and its metropolitan area. According to estimates contained in the 1993 Survey of Buying Power published by Sales and Marketing Management ("SMMS") and which is based upon the most recent census taken by the United States Bureau of Census, the Sacramento Metropolitan Statistical Area ("MSA") had a population of approximately 1,461,400 as of December 31, 1992, making it the 33rd largest MSA in the United States. SMMS figures indicate that the population of the Sacramento MSA increased 2.8% in 1992.

     Prior to the recession, which began in 1991, the Sacramento area experienced strong population growth as individuals and businesses were drawn to the more affordable Central Valley of California. This influx has slowed because of the recent economic recession, causing the newspaper's advertising volumes to decrease and 1993 advertising revenues to decline 2.4% from the prior year. Nonetheless, cost control programs at The Sacramento Bee helped to partially offset the impact of lower revenues.

     For many years The Sacramento Bee's principal competitor was the Sacramento Union, a morning daily and Sunday newspaper. In October 1993 the Union reduced its publication to three times a week and in January 1994 the Union ceased publication. Over the last several years the Union had lost advertising and circulation to the extent that its closure is not expected to have a significant near-term impact on The Sacramento Bee.

     Frank Whittaker, age 44, has been president of The Sacramento Bee since 1990 and general manager since 1985. He was previously the director of circulation and manager of newspaper planning for The Toronto Star. Gregory Favre, age 58, has been the executive editor of the newspaper since 1984. He was previously the managing editor of the Chicago Sun Times and of the Chicago Daily News.

     The following table summarizes The Sacramento Bee's net revenues, circulation and advertising activity over the last five years:
- --------------------------------------------------------------------------------

                                                                  THE SACRAMENTO BEE
                                                                OPERATIONAL SUMMARY(1)
                                                               YEAR ENDED DECEMBER 31,
                                                 ----------------------------------------------------
                                                   1989       1990       1991       1992       1993
                                                 --------   --------   --------   --------   --------
   Net Revenues (in thousands).................  $155,557   $167,053   $168,428   $168,486   $165,322
   Circulation:
     Daily.....................................   260,900    266,100    270,000    266,900    271,700
     Sunday....................................   314,400    328,300    338,100    337,900    341,000
   Advertising Linage (in thousands of six
     column inches):
     Full Run ROP..............................     2,968      2,884      2,597      2,530      2,408
     Part Run ROP..............................       198        312        361        345        328
     TMC.......................................       221        237        159        159        158
   Preprinted Inserts
     (millions distributed)....................       449        473        539        532        564

   ---------------------

   (1) According to Company records.
- --------------------------------------------------------------------------------

     Based upon the December 31, 1992 (latest available) Audit Bureau of Circulation ("ABC") audit report and ABC's estimate of households in The Sacramento Bee's Newspaper Designated Market ("NDM"), an area agreed upon by ABC and a newspaper to be the newspaper's primary circulation area, the newspaper was reaching daily 42% and Sunday 51% of such households.

  THE FRESNO BEE

     The Fresno Bee, founded in 1922, serves the number one agricultural producing county in the United States. Fresno County's economy benefited in 1993 through relief from a six-year drought and growth in residential construction. SMMS estimates that the Fresno MSA had a population of approximately 832,500 as of December 31, 1992 making it the 68th largest MSA in the nation. SMMS figures indicate that the population of the Fresno MSA increased 3.2% in 1992.

     The 1992 completion of a $60 million plant expansion and addition of 18 units of new press has allowed the paper to respond to increasing demand for color advertising and circulation growth. The paper capitalized on its relatively strong economy and new equipment, posting a 3.2% increase in advertising revenue in 1993.

     Gary Pruitt, age 36, has been the publisher of The Fresno Bee since October 1991. He was previously assistant to the vice president of operations for the Company and from 1984 to 1991 he was the Company's general counsel, and was corporate secretary from 1987 to 1991.

     The following table summarizes The Fresno Bee's net revenues, circulation and advertising activity over the last five years:
- --------------------------------------------------------------------------------

                                                                    THE FRESNO BEE
                                                                OPERATIONAL SUMMARY(1)
                                                               YEAR ENDED DECEMBER 31,
                                                 ----------------------------------------------------
                                                   1989       1990       1991       1992       1993
                                                 --------   --------   --------   --------   --------
   Net Revenues (in thousands).................  $ 73,066   $ 73,646   $ 74,778   $ 77,153   $ 79,072
   Circulation:
     Daily.....................................   146,000    147,000    150,100    146,800    149,900
     Sunday....................................   176,000    181,500    184,900    183,100    186,800
   Advertising Linage (in thousands of six
     column inches):
     Full Run ROP..............................     1,516      1,410      1,448      1,418      1,483
     Part Run ROP..............................       115        131        159        184        159
     TMC.......................................       171        133        234        167        170
   Preprinted Inserts (millions distributed)...       219        235        246        284        291

   ------------------

   (1) According to Company records.
- --------------------------------------------------------------------------------

     Based on the December 31, 1992 (latest available) ABC audit report and ABC's estimate of households in The Fresno Bee's NDM, the newspaper was reaching daily 48% and Sunday 58% of such households.

  THE NEWS TRIBUNE

     The News Tribune serves the Tacoma, Washington metropolitan area, including Federal Way, a newly incorporated city just north of Tacoma. SMMS estimates that the Tacoma Primary MSA had a population of approximately 625,000 as of December 31, 1992 making it the 81st largest MSA in the nation. SMMS figures indicate that the population of the Tacoma Primary MSA increased 3.3% in 1992.

     Since purchasing The News Tribune in 1986, the Company has improved the editorial product to expand circulation in the Puget Sound region and has improved the operating margins by nearly 200%. In addition, the Company converted The News Tribune from evening to morning distribution in 1987 and circulation has grown from daily 109,300 and Sunday 121,600 in 1986 to daily 128,600 and Sunday 147,800 in 1993. The newspaper now competes in the northernmost fringes of its market with the major Seattle daily newspapers located just 30 miles north of Tacoma.

     The Tacoma area is affected by the downsizing of The Boeing Company, a major employer in the Puget Sound region, and has experienced a recent slowdown in business activity. However, planned staffing increases at military bases in the Tacoma area may help to offset the impact of the aircraft maker's layoffs.

     Kelso Gillenwater, age 47, became publisher of The News Tribune in October 1991. He was publisher of the Company's Tri-City Herald from 1981 to 1991 and was previously president and general manager of Landmark Dailies, Inc.

     The following table summarizes The News Tribune's net revenues, circulation and advertising activity over the last five years:
- --------------------------------------------------------------------------------

                                                                   THE NEWS TRIBUNE
                                                                OPERATIONAL SUMMARY(1)
                                                               YEAR ENDED DECEMBER 31,
                                                 ----------------------------------------------------
                                                   1989       1990       1991       1992       1993
                                                 --------   --------   --------   --------   --------
   Net Revenues (in thousands).................  $ 52,495   $ 55,818   $ 58,099   $ 61,647   $ 64,324
   Circulation:
     Daily.....................................   119,200    118,800    122,600    126,900    128,600
     Sunday....................................   130,800    135,900    140,100    144,500    147,800
   Advertising Linage (in thousands of six
     column inches):
     Full Run ROP..............................     1,300      1,296      1,233      1,292      1,291
     Part Run ROP..............................        45         33         28         20         28
     TMC.......................................        23         28         26         22         31
   Preprinted Inserts (millions distributed)...       170        179        185        194        214

   ------------------

   (1) According to Company records.
- --------------------------------------------------------------------------------

     Based on the December 31, 1992 (latest available) ABC audit report and ABC's estimate of households in The News Tribune's NDM, the newspaper was reaching daily 51% and Sunday 57% of such households.

  THE MODESTO BEE

     The Modesto Bee, Company-owned since 1927, serves the city of Modesto, located in San Joaquin County in the Central Valley of California. SMMS estimates that the Modesto MSA had a population of approximately 406,200 as of December 31, 1992 making it the 120th largest MSA in the nation. SMMS figures indicate that Modesto's population increased 2.9% in 1992.

     The Modesto Bee's revenue and operating income peaked in 1990 when the Modesto area enjoyed a strong influx of newcomers into its region from the San Francisco Bay Area as many people and businesses were attracted to the more affordable Central Valley. This migration slowed as the California recession began in 1991. As a result, the newspaper has relied on cost controls to offset slower business activity and lower revenues.

     John Ward, age 47, has been the general manager of The Modesto Bee since 1985. He was previously the vice president of administration of the Knight-Ridder Fort Wayne, Indiana newspapers. Sanders H. LaMont, age 53, has been the executive editor of The Modesto Bee since 1980. He was previously the executive editor of The Marietta (Ohio) Times and before that the managing editor of The Fort Meyers News-Press.

     The following table summarizes The Modesto Bee's net revenues, circulation and advertising activity over the last five years:
- --------------------------------------------------------------------------------

                                                                       THE MODESTO BEE
                                                                   OPERATIONAL SUMMARY(1)
                                                                   YEAR ENDED DECEMBER 31,
                                                       -----------------------------------------------
                                                        1989      1990      1991      1992      1993
                                                       -------   -------   -------   -------   -------
   Net Revenues (in thousands).......................  $39,263   $44,566   $43,574   $43,662   $42,925
   Circulation:
     Daily...........................................   79,300    82,600    83,300    82,500    83,000
     Sunday..........................................   87,800    92,300    92,800    91,700    91,900
   Advertising Linage (in thousands of
     six column inches):
     Full Run ROP....................................    1,269     1,361     1,238     1,269     1,237
     Part Run ROP....................................       72       105       108       108        99
     TMC.............................................      654       460       428       402       567
   Preprinted Inserts (millions distributed).........      138       154       154       147       143

   ------------------

   (1) According to Company Records.
- --------------------------------------------------------------------------------

     Based on the December 31, 1992 (latest available) ABC audit report and ABC's estimate of households in The Modesto Bee's NDM, the newspaper was reaching daily 63% and Sunday 68% of such households.

  ANCHORAGE DAILY NEWS

     Purchased by the Company in 1979, the Anchorage Daily News has since grown to become Alaska's largest newspaper. The Daily News' primary circulation is concentrated in the south central region of the state -- comprised of metropolitan Anchorage, the Kenai Peninsula and the Matanuska-Susitna Valley. SMMS estimates that the Anchorage MSA had an approximate population of 244,400 as of December 31, 1992, making it the 174th largest MSA in the United States. SMMS figures indicate that the population of the Anchorage MSA increased 5.2% in 1992.

     The Company considers the progress of the Anchorage Daily News since its purchase in 1979 to be one of its greatest successes. When acquired, the Daily News had an average paid circulation of about 12,000 and was not published on Sundays. Its competitor, the Anchorage Times, had an average paid circulation of about 45,500 daily and 51,900 Sunday. By 1983, the Daily News had surpassed the Anchorage Times in both daily and Sunday circulation and advertising share of field.

     In June 1992 the Anchorage Times ceased publication and sold certain of its operating assets to the Company. Now the sole daily in Anchorage, the Daily News had an average paid circulation of 73,400 daily and 97,100 Sunday in 1993 and revenues of $41.9 million, up from $36.6 million in 1992 and $31.1 million in 1991. In 1993, the Daily News had its first profitable year under Company ownership.

     In July 1993, Fuller Cowell, age 41, became publisher of the Daily News. He was operations coordinator for the Company from 1991 to 1993 and was previously vice president and general manager of the Company's Gavilan Newspapers subsidiary (The Dispatch, Free Lance and Morgan Hill Times) from 1987 to 1991. Howard Weaver, age 43, who won a Pulitzer Prize for the Daily News as a reporter in 1975, has been the managing editor of the newspaper since 1980.

     The following table summarizes the Anchorage Daily News' net revenues, circulation and advertising activity over the last five years:
- --------------------------------------------------------------------------------

                                                                    ANCHORAGE DAILY NEWS
                                                                   OPERATIONAL SUMMARY(1)
                                                                   YEAR ENDED DECEMBER 31,
                                                       -----------------------------------------------
                                                        1989      1990      1991      1992      1993
                                                       -------   -------   -------   -------   -------
   Net Revenues (in thousands).......................  $28,875   $30,550   $31,101   $36,648   $41,923
   Circulation:
     Daily...........................................   57,000    59,600    60,800    72,000    73,400
     Sunday..........................................   73,000    77,900    81,600    94,900    97,100
   Advertising Linage (in thousands of
     six column inches):
     Full Run ROP....................................    1,482     1,479     1,370     1,390     1,053
     TMC.............................................       40        49        45        43        30
   Preprinted Inserts (millions distributed).........       59        79        77        87        99

   ------------------

   (1) According to Company records.
- --------------------------------------------------------------------------------

     Based on the June 30, 1993 (latest available) ABC audit report and ABC's estimate of households in the Anchorage Daily News' NDM, the newspaper was reaching daily 58% and Sunday 74% of such households.

  TRI-CITY HERALD

     Purchased by the Company in 1979, the Tri-City Herald serves the Tri-Cities, which include the cities of Richland, Kennewick and Pasco in southeastern Washington. SMMS estimated that the Tri-City MSA had a population of approximately 158,000 as of December 31, 1992 making it the 219th largest MSA in the country. SMMS figures indicate that the population of the Tri-City MSA increased 3.8% in 1992.

     During the last two decades, the Tri-Cities economy has been affected greatly by the construction of nuclear energy plants and storage of nuclear waste. During the 1980s, the federal government curtailed a major portion of such activity, resulting in a regional economic recession. Over the past several years, the Department of Energy has begun clean-up of the nuclear waste, which has enhanced the region's economy.

     Jack Briggs, age 61, became publisher in October 1991. He was the Tri-City Herald's managing editor from 1985 to 1991 and has held various editorial positions at the paper since 1960.

     The following table summarizes the Tri-City Herald's net revenues, circulation and advertising activity over the last five years:
- --------------------------------------------------------------------------------

                                                                       TRI-CITY HERALD
                                                                   OPERATIONAL SUMMARY(1)
                                                                   YEAR ENDED DECEMBER 31,
                                                       -----------------------------------------------
                                                        1989      1990      1991      1992      1993
                                                       -------   -------   -------   -------   -------
   Net Revenues (in thousands).......................  $11,930   $12,429   $13,217   $14,089   $15,626
   Circulation:
     Daily...........................................   33,000    35,000    36,100    37,300    38,600
     Sunday..........................................   36,300    38,200    39,200    40,400    41,900
   Advertising Linage (in thousands of
     six column inches):
     Full Run ROP....................................      707       673       652       656       721
     TMC.............................................       25        21        25        25        20
   Preprinted Inserts (millions distributed).........       46        53        54        58        64

   ------------------

   (1) According to Company records.
- --------------------------------------------------------------------------------

     Based on the December 31, 1992 (latest available) ABC audit report and ABC's estimate of households in the Tri-City Herald's NDM, the newspaper was reaching daily 73% and Sunday 79% of such households.

  THE HERALD

     Purchased in 1990, The Herald serves Rock Hill and surrounding communities in York County, South Carolina. Rock Hill is a community approximately 25 miles southwest of Charlotte, North Carolina, just across the state border. SMMS estimates that York County had an approximate population of 138,600 as of December 31, 1992.

     The Herald's main competitor is a zoned edition of the Charlotte Observer, whose circulation in The Herald's primary circulation area as reported by ABC was 10,752 daily and 13,894 Sunday as of March 31, 1993 compared to 11,049 daily and 13,955 Sunday as of March 31, 1992.

     After purchasing The Herald in 1990, the Company invested in new editorial production computers, added a third section to the newspaper and expanded sports coverage and newswire services. The Company also extended training of sales representatives in advertising and circulation and introduced advertising volume contracts and other new advertising programs. The result of these initiatives has been growth in revenues, operating results and circulation.

     Orage Quarles, III, age 43, was hired in 1993 as publisher of The Herald and director of the Company's South Carolina operations, which includes The Herald and sister newspapers in Hilton Head and Beaufort. He was previously president and publisher of The Stockton (California) Record and held various management positions in the Gannet Company, Inc. from 1969 through 1993.

     The following table summarizes The Herald's net revenues, circulation and advertising activity over the last four years:
- --------------------------------------------------------------------------------

                                                                       THE (ROCK HILL) HERALD
                                                                       OPERATIONAL SUMMARY(1)
                                                                       YEAR ENDED DECEMBER 31,
                                                                -------------------------------------
                                                                 1990      1991      1992      1993
                                                                -------   -------   -------   -------
   Net Revenues (in thousands)................................  $ 7,991   $ 8,415   $ 8,723   $ 9,514
   Circulation:
     Daily....................................................   29,600    30,100    30,400    31,000
     Sunday...................................................   29,200    29,400    29,800    30,700
   Advertising Linage (in thousands of
     six column inches):
     Full Run ROP.............................................      648       660       642       725
     TMC......................................................       69        66        56        60
   Preprinted Inserts (millions distributed)..................       19        20        21        26

   ------------------

   (1) According to Company records. The Herald was purchased by the Company on January 1, 1990.
- --------------------------------------------------------------------------------

     Based on the March 31, 1993 (latest available) ABC audit report and ABC's estimate of households in The Herald's NDM, the newspaper was reaching daily 60% and Sunday 59% of such households.

OTHER NEWSPAPERS

     The Company also publishes five small daily and eight nondaily community newspapers. The (Ellensburg) Daily Record in Central Washington was purchased in September 1992. The Daily Record is an evening newspaper, published Monday through Saturday, with about 5,500 paid circulation. The other four daily newspapers include two in South Carolina -- The Island Packet on Hilton Head Island and the Beaufort Gazette in Beaufort; and two in California -- The Dispatch in Gilroy and the Free Lance in Hollister. Combined average daily circulation for these four newspapers according to Company records was 33,200 in 1993 compared to 32,300 in 1992. Average Sunday circulation at the two South Carolina newspapers was 24,900 in 1993 compared to 23,600 in 1992.

     The eight nondaily newspapers are generally published weekly or twice-weekly. Four of the newspapers are located in California, three in South Carolina and one in Washington State. Combined average circulation for this group according to Company records was 31,700 at December 31, 1993.

OTHER OPERATIONS AND INVESTMENTS

     Substantially all of the Company's business operations relate to newspaper publishing. However, the Company also owns other businesses that complement its publishing operations, serve to strengthen its newspapers, and allow for alternative methods of delivering news and information.

     The Company is currently expanding its West Coast based distributor of preprinted advertising inserts to a national operation under a newly formed subsidiary, The Newspaper Network, Inc. The Newspaper Network has launched an aggressive program to build a national business by offering advertisers one-order, one-bill sales of advertising preprints in newspapers throughout the country. The Company believes that this initiative will be important for both McClatchy and the newspaper industry in competing with direct mail on a national basis.

     Legi-Tech is an on-line computer service which provides information to clients on legislative activity in the California and New York state legislatures and in the United States Congress. Legi-Tech also provides The Sacramento Bee on-line to its customers and sells historical legislative information, as well as The Sacramento and Fresno Bees on CD-ROM. In late 1993, Legi-Tech expanded distribution of its on-line information to Internet, and in 1994 plans to introduce the use of photography and graphics in its CD-ROM products.

     As a result of the Company's continued research and development of new technologies for its news and data, most of its larger papers are providing subscriber and advertiser services through various forms of electronic distribution. Several of the Company's largest newspapers are available on-line through various third-party services. For a fee, customers can request a "fax on demand" of a current or historical news story or additional details not originally published, but stored in a newspaper's database. Through automated voice technology, individuals can obtain information on a variety of topics, including weather, sports scores and stock quotes.

     McClatchy Printing Company is a commercial printer located in Clovis, California. In addition to printing TV guides for the Company's Bee newspapers, it prints various commercial products and preprinted advertisements for third party customers. In 1993 approximately 40% of McClatchy Printing revenues were derived from outside customers. The addition of a new press in 1993 will enable McClatchy Printing to continue to expand its operations.

     The Company has also invested with four other publishers and a Canadian newsprint manufacturer in Ponderay Newsprint Company, a general partnership formed to construct and operate a newsprint mill in the State of Washington. The mill became operational in late 1989 and is one of the more efficient and low-cost producers of newsprint in North America. Ponderay has a production capacity in excess of 200,000 metric tons annually. The publisher partners are committed to take an aggregate 126,000 metric tons of this production with the balance sold on the open market. The Company's annual commitment is 28,400 metric tons. See note 3 to the Consolidated Financial Statements.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The Directors and executive officers of the Company and their ages are as follows:

            NAME                AGE                 POSITIONS HELD
- ----------------------------    ---     --------------------------------------
William K. Coblentz             71      Director
Booth Gardner                   57      Director
William L. Honeysett            56      Executive Vice President, Director
Joan F. Lane                    65      Director
Betty Lou Maloney(1)            73      Director, Assistant Secretary
James B. McClatchy(1)           73      Chairman of the Board of Directors and
                                        Publisher
William Ellery McClatchy(1)     69      Director, Assistant Secretary
Erwin Potts                     61      President and Chief Executive Officer,
                                        Director
S. Donley Ritchey               60      Director
William M. Roth                 77      Director
Frederick R. Ruiz               50      Director
James P. Smith                  56      Vice President, Finance, Treasurer,
                                        Director
H. Roger Tatarian               77      Director
Peter M. CaJacob                50      Vice President, Human Resources
Gregory E. Favre                58      Vice President, News

- ---------------

(1) James B. McClatchy and William Ellery McClatchy are brothers. Betty Lou Maloney is their cousin by marriage.

     William K. Coblentz, a Director of the Company since March 1979, is a senior partner in the San Francisco law firm of Coblentz, Cahen, McCabe & Breyer. He was a member of the board of directors of Pacific Telesis Group from 1976 to 1992 and is a member of the board of directors of the Koret Foundation. From 1964 through 1980 Mr. Coblentz was a member of the University of California Board of Regents and was its chairman for two years.

     Booth Gardner has been a Director of the Company since July 1993. In 1993 he was nominated to serve as the U.S. Ambassador to the General Agreement on Tariffs and Trade in Geneva, Switzerland. He was elected Governor of the State of Washington in 1984 and held that office from 1985 to 1993. While Governor, he served as Chairman of the Western Governors' Association and chaired the National Governors' Association's Committee on International Trade. Prior to his tenure as Governor of Washington, he was County Executive of Pierce County, Washington from 1980 to 1984. Mr. Gardner is a member of the board of trustees of the Menninger Foundation and the board of advisors of the PEW Charitable Trusts.

     William L. Honeysett was named Executive Vice President on February 18, 1994, has been a Director of the Company since July 1993 and its Vice President, Operations from October 1991 to February 1994. Until October 1991, he was publisher of The News Tribune in Tacoma, Washington. Mr. Honeysett was a regional president for the Gannett Company before becoming publisher in Tacoma. He is a former director of the Pacific Northwest Newspaper Association.

     Joan F. Lane has been a Director of the Company since March 22, 1989. From 1982 to 1992, Mrs. Lane served as Special Assistant to the Dean of the School of Humanities and Sciences of Stanford University. She is currently a Special Assistant to the Board of Trustees of Stanford University. She has served on the board of directors of The Brown Group, Inc. from 1985 to the present, as a director of the James Irvine Foundation from 1990 to the present, and as a trustee of the San Francisco Foundation from 1984 to November 1991. She was a member of the board of trustees of Smith College from 1978 to 1985, and chairman of that board from 1982 to 1985.

     Betty Lou Maloney has been a Director of the Company since July 1975 and Assistant Secretary of the Company since August 1980.

     James B. McClatchy is Chairman of the Company's Board of Directors, having been elected to that position in April 1989; he also held that position from August 1980 through July 1987. He has served as the Company's Publisher from July 1987 to the present. Mr. McClatchy was a Director of the Company from 1943 through 1965, was again elected a Director in March 1976 and has served in that capacity since that time. He is a former owner and publisher of several weekly newspapers in California and Nevada. He is a board member and past president of the Inter-American Press Association and board chairman and director of the French American International School.

     William Ellery McClatchy has been a Director of the Company since March 1976 and Assistant Secretary since August 1980.

     Erwin Potts has been the President of the Company since July 1987, its chief executive officer since April 1989 and its chief operating officer since 1985. He was the Company's Executive Vice President from March 1985 through July 1987, and a Vice President from March 1979 through March 1985. In addition, Mr. Potts has served as a Director of the Company since March 1976. He is a member of the advisory board of the John S. Knight Fellowship at Stanford University, and was a member of the advisory board of University of North Carolina School of Journalism from 1989 to 1992. He is a director of the Newspaper Association of America and a director of the Sacramento Regional Foundation.

     S. Donley Ritchey has been a Director of the Company since July 1985. He retired from Lucky Stores, Inc. in 1986, where he was chief executive officer and chairman of its board of directors. Mr. Ritchey is a director of Pacific Telesis Group, The Brown Group, Inc., Spreckels Industries, Inc., Hughes Markets, Inc., De La Salle Institute and the Rosenberg and East Bay Community Foundations. He was elected to the city council of the town of Danville, California in November 1987 and is currently Mayor of Danville.

     William M. Roth has been a Director of the Company since September 1980. He was chief financial officer for Matson Navigation Company from 1952 to 1961, chairman of the board of Pacific Life Assurance Company from 1960 to 1963, and U.S. Ambassador and Special Trade Representative from 1963 to 1969. He was a member of the University of California Board of Regents for 16 years. Mr. Roth is president of Roth Properties, a family controlled investment management company.

     Frederick R. Ruiz has been a Director of the Company since July 1993. He is Chairman and chief executive officer of Ruiz Foods, Inc., a family-owned frozen food manufacturer, having been a co-founder with his father of that business in 1964. He has served on the board of directors of Gottschalks, Inc. since 1992. In 1992, Mr. Ruiz' company received the U.S. Small Business Association's National Entrepreneurial Success Award and was inducted into the SBA Hall of Fame in Washington, D.C. Mr. Ruiz is a member of the board of the College of the Sequoias Foundation; a member of the President's Advisory Board, Business Advisory Council of the School of Business, and Board of Governor's Foundation, and past chairman of the Valley Business Center, School of Business, all at California State University, Fresno. He is a member of the board of trustees of Valley Children's Hospital, Fresno, and serves on the boards of the American Frozen Food Institute, California Hispanic Business College Fund, and is a review board member for the U.S. Military Academy, as well as a member of the steering committee of the Valley Business Conference.

     James P. Smith is Vice President, Finance and Treasurer of the Company. He has been a Director of the Company since March 1982. He was named Vice President, Finance in December 1985 and Treasurer in July 1980. Prior to that time he had served as Assistant Treasurer. Mr. Smith served as Secretary from July 1980 through January 1987. Mr. Smith has been the Company's chief financial officer since 1980.

     H. Roger Tatarian has been a Director of the Company since March 1982. He was employed by United Press International from 1938 through 1972, and was its vice president and editor-in-chief from 1963 through 1972. From 1972 until 1987 he was a professor of journalism and since 1987 he has been professor emeritus of journalism at California State University, Fresno. He was a trustee, New York Correspondents Fund, 1969 through 1972; Board of Governors, Overseas Press Club, 1968 through 1969; member, Western Region Advisory Board, American Press Institute, 1981 through 1984; and Consultant to the U.S. National Commission for UNESCO, 1978 through 1982.

     Peter M. CaJacob has been Vice President, Human Resources since December 1993. He joined the Company as Director of Human Resources in February of
1990. Prior to that he held a variety of positions in personnel, labor relations and employee relations for Whirlpool Corporation, Aerojet-General Corporation and GenCorp Automotive during the past 25 years.

     Gregory E. Favre has been Vice President, News of the Company since January 1990 and Executive Editor of The Sacramento Bee since 1984. Prior to that he was managing editor of the Chicago Sun Times and managing editor of the Chicago Daily News. He was named California's Newspaper Executive of the Year by the California Newspaper Publishers Association in 1993. Mr. Favre is incoming president (April 1, 1994) of the American Society of Newspaper Editors. He served as president of the California Society of Newspaper Editors during the 1988-1989 term.

                              SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the Selling Stockholders' actual or deemed beneficial ownership of the Company's Class A Common Stock as of February 25, 1994:

                                 BENEFICIAL OWNERSHIP PRIOR                        BENEFICIAL OWNERSHIP AFTER
                                       TO OFFERING(2)                                     OFFERING(3)
                                ----------------------------                      ----------------------------
                                                 PERCENT OF                                        PERCENT OF
                                 NUMBER OF        CLASS A       CLASS A SHARES     NUMBER OF        CLASS A
   SELLING STOCKHOLDERS(1)         SHARES       COMMON STOCK      TO BE SOLD         SHARES       COMMON STOCK
- ------------------------------  ------------    ------------    --------------    ------------    ------------

The Central Valley
  Foundation..................      500,000          9.3%           500,000            --              --
James B. McClatchy(4).........   13,172,198         71.3%            50,000        13,122,198         68.1%
William Briggs McClatchy......      290,000          5.1%            50,000           240,000          3.7%

- ---------------

(1) All addresses: c/o McClatchy Newspapers, Inc., P.O. Box 15779, Sacramento, CA 95852-0779 except the address of The Central Valley Foundation which is 235 Montgomery St., 11th Floor, San Francisco, CA 94104.

(2) To the Company's knowledge, the persons named in the table have sole voting and investment power with respect to all shares of Class B Common Stock shown as beneficially owned by them, subject to community property laws where applicable and the information contained in the footnotes to this table.

(3) Assumes the Underwriters' over-allotment option is not exercised.

(4) Includes: (i) 10,000,000 shares held under five separate trusts each with 2,000,000 shares and different income beneficiaries. James B. McClatchy, William Ellery McClatchy, William K. Coblentz, William M. Roth and Erwin Potts share joint voting and investment control with respect to these trusts. James B. McClatchy disclaims beneficial ownership of all but the 2,000,000 shares in one such trust as to which he has a present income interest; and (ii) 1,078,865 shares over which James B. McClatchy, William Ellery McClatchy and William K. Coblentz share joint voting and investment control as Co-Executors under the will of Charles K. McClatchy, deceased. James B. McClatchy disclaims beneficial ownership of these shares.

                            DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 50,000,000 shares of Class A Common Stock, $0.01 par value, and 30,000,000 shares of Class B Common Stock, $0.01 par value. As of February 25, 1994, there were 5,368,706 shares of Class A Common Stock outstanding held by 1,337 stockholders and 23,481,789 shares of Class B Common Stock outstanding held by 24 stockholders. Effective on the date of this Prospectus, the holders of 50,000 shares of Class B Common Stock will convert such shares into Class A Common Stock for sale to the Underwriters.

CLASS A COMMON STOCK AND CLASS B COMMON STOCK

     The Transfer Agent and Registrar for the Class A and Class B Common Stock is the Chemical Trust Company of California.

     Each share of Class B Common Stock is convertible at any time at the option of the holder into Class A Common Stock on a share-for-share basis.

  Voting Rights

     Holders of Class A Common Stock are entitled to one-tenth of a vote per share and to elect as a class 25% of the Board of Directors (rounded up to the nearest whole number). Holders of Class B Common Stock are entitled to one vote per share and to elect as a class 75% of the Board of Directors (rounded down to the nearest whole number). Holders of Class A Common Stock and Class B Common Stock are not entitled to vote cumulatively for the election of Directors. Immediately following this offering, the holders of Class B Common Stock will retain effective control of the Company through holding approximately 97% of the combined voting power of the outstanding Common Stock and the ability to elect nine of the thirteen members of the Board.

     Directors may be removed with or without cause by holders of the class of stock that elected them or with cause by the Board of Directors. A vacancy on the Board created by the removal or resignation of a Director or by the expansion of the authorized number of Directors may be filled by the remaining Directors then in office.

     The holders of Class A Common Stock and Class B Common Stock are entitled to vote as separate classes on any modifications to the rights of either class of stock and as otherwise required by law.

  Dividends

     Shares of Class A and Class B Common Stock are entitled to receive dividends if, as and when declared by the Board of Directors of the Company. Dividends must be paid on both the Class A Common Stock and the Class B Common Stock at any time that dividends are paid on either. Any dividend so declared and payable in cash, capital stock of the Company (other than Class A Common Stock or Class B Common Stock) or other property will be paid equally, share for share, on the Class B Common Stock and Class A Common Stock. Dividends and distributions payable in shares of Class B Common Stock may be paid only on shares of Class B Common Stock, and dividends and distributions payable in shares of Class A Common Stock may be paid only on shares of Class A Common Stock. Pursuant to any such dividend or distribution, each share of Class B Common Stock will receive a number of shares of Class B Common Stock equal to the number of shares of Class A Common Stock payable on each share of Class A Common Stock.

     In the event of the liquidation, dissolution or winding up of the Company, holders of the shares of Class A Common Stock and Class B Common Stock are entitled to share equally, share for share, in the assets available for distribution.

AGREEMENT AMONG CLASS B STOCKHOLDERS

     The owners of all outstanding shares of Class B Common Stock of the Company have entered into an agreement to continue until the year 2047, in which they have agreed, for themselves, their successors and assigns that, subject to certain exceptions, no one of them may make any transfer of any shares of Class B Common Stock (unless such shares are, as generally permitted by the agreement, first converted into Class A Common Stock) except to one or more "Permitted Transferees." For purposes of the agreement, a Permitted Transferee is any current holder of Class B Common Stock of the Company; any lineal descendant of Charles Kenny McClatchy (1858-1936), founder of the predecessor of the Company; or a trust for the exclusive benefit of, or in which all of the remainder beneficial interests are owned by, one or more of such lineal descendants.

     In the event that a party to the agreement attempts to transfer any shares of Class B Common Stock or any interest therein in violation of the agreement, or upon the happening of certain other events enumerated in the agreement as "Option Events," the remaining parties will acquire options to purchase the Class B Common Stock of the party attempting to transfer the same or otherwise affected by the particular Option Event. Such options to purchase will entitle each remaining party to purchase that number of shares of Class B Common Stock which is proportionate to that party's respective holdings of Class B Common Stock prior to such purchase. If all such shares are not purchased proportionately, those holders who do exercise options will have an opportunity to purchase the remainder, again in a proportional manner. If less than all shares are purchased, the Company will have the option to purchase the remaining shares. In general, any shares not so purchased pursuant to this procedure may thereafter be converted into shares of Class A Common Stock and then transferred freely (unless following such conversion the outstanding shares of Class B Common Stock would constitute less than 25% of the total number of all outstanding shares of Common Stock of the Company).

     The intent of the foregoing agreement is to preserve family control of the Company. Such agreement may be terminated by the vote of the holders of 80% of the outstanding shares of Class B Common Stock who are subject to such agreement.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Company and the Selling Stockholders have agreed to sell to each of the Underwriters named below, and each of such Underwriters, for whom Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, has severally agreed to purchase from the Company and the Selling Stockholders, the respective number of shares of Class A Common Stock set forth opposite its name below:

                                                                      NUMBER OF SHARES
                                                                         OF CLASS A
                                UNDERWRITER                             COMMON STOCK
        ------------------------------------------------------------  ----------------
        Goldman, Sachs & Co.........................................
        Merrill Lynch, Pierce, Fenner & Smith
                    Incorporated....................................
                                                                      ----------------
                  Total.............................................      1,350,000
                                                                      ----------------
                                                                      ----------------

     Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all the shares offered hereby, if any are taken.

     The Underwriters propose to offer the shares of Class A Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at
such price less a concession of $   per share. The Underwriters may allow, and
such dealers may reallow, a concession not in excess of $   per share to certain
brokers and dealers. After the shares of Class A Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

     The Company has granted the Underwriters an option exercisable for 30 calendar days after the date of this Prospectus to purchase up to an aggregate of 202,500 additional shares of Class A Common Stock to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 1,350,000 shares of Class A Common Stock offered hereby. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the 1,350,000 shares of Class A Common Stock offered hereby.

     The Company, the Selling Stockholders and officers and directors of the Company who, after the offering, will hold in the aggregate approximately shares of Class B Common Stock (which is convertible into Class A Common Stock on a one-for-one basis), have agreed not to offer, sell or otherwise dispose of any shares of capital stock of the Company for a period of 120 days after the date of this Prospectus without the prior written consent of the representatives of the Underwriters, except that the Company may, without such consent, grant options or issue shares of Class A Common Stock under its stock option plans and employee stock purchase plan. Certain other holders of shares of Class B Common Stock have agreed not to offer, sell or otherwise dispose of any shares of capital stock of the Company for a period of 90 days after the date of this Prospectus without the prior written consent of the representatives of the Underwriters.

     The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                                 LEGAL MATTERS

     The legality of the issuance of the shares of Class A Common Stock offered hereby is being passed upon for the Company and the Selling Stockholders by Pillsbury Madison & Sutro, San Francisco and Menlo Park, California. Certain legal matters in connection with the Class A Common Stock offered hereby are being passed upon for the Underwriters by Wilson, Sonsini, Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

     The Consolidated Financial Statements of the Company as of December 31, 1993 and 1992 and for each of the three years in the period ended December 31, 1993 included and incorporated by reference in this Prospectus and the related financial statement schedules incorporated by reference in this

Prospectus have been audited by Deloitte & Touche, independent auditors, as stated in their reports appearing and incorporated by reference herein and have been so included and incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                           MCCLATCHY NEWSPAPERS, INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Report of Deloitte & Touche, Independent Auditors....................................   F-2
Consolidated Balance Sheet...........................................................   F-3
Consolidated Statement of Income.....................................................   F-5
Consolidated Statements of Cash Flows................................................   F-6
Consolidated Statements of Stockholders' Equity......................................   F-7
Notes to Consolidated Financial Statements...........................................   F-8

                          INDEPENDENT AUDITOR'S REPORT

McClatchy Newspapers, Inc.:

     We have audited the accompanying consolidated balance sheets of McClatchy Newspapers, Inc. and its subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, cash flows and stockholders' equity for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of McClatchy Newspapers, Inc. and its subsidiaries at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.

     As discussed in note 2 to the consolidated financial statements, in 1992 the Company changed its method of accounting for income taxes to conform to Statement of Financial Accounting Standards (SFAS) No. 109 and changed its method of accounting for postretirement health care and life insurance benefits to conform to SFAS No. 106.




DELOITTE & TOUCHE
Sacramento, California
February 1, 1994

                           MCCLATCHY NEWSPAPERS, INC.

                           CONSOLIDATED BALANCE SHEET
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                     ASSETS

                                                                          DECEMBER 31,
                                                                     -----------------------
                                                                       1993          1992
                                                                     ---------     ---------
CURRENT ASSETS:
     Cash and cash equivalents.....................................  $  42,326     $   8,658
     Trade receivables (less allowances of $1,757 in 1993 and
      $2,100 in 1992)..............................................     47,859        46,862
     Other receivables.............................................      1,456         1,108
     Newsprint, ink and other inventories..........................     10,033        10,130
     Deferred income taxes.........................................      9,672         8,143
     Other current assets..........................................      1,843         2,512
                                                                     ---------     ---------
          TOTAL CURRENT ASSETS.....................................    113,189        77,413
PROPERTY, PLANT AND EQUIPMENT:
     Land..........................................................     18,057        17,670
     Buildings and improvements....................................    120,753       119,111
     Equipment.....................................................    282,082       265,662
     Construction in progress......................................     15,893         7,977
                                                                     ---------     ---------
          Total....................................................    436,785       410,420
Accumulated depreciation...........................................   (166,460)     (149,272)
                                                                     ---------     ---------
NET PROPERTY, PLANT AND EQUIPMENT..................................    270,325       261,148
INTANGIBLES -- NET.................................................    124,662       133,977
INVESTMENT IN NEWSPRINT MILL PARTNERSHIP...........................      3,977         5,437
OTHER ASSETS.......................................................     13,010        13,176
                                                                     ---------     ---------
          TOTAL ASSETS.............................................  $ 525,163     $ 491,151
                                                                     ---------     ---------
                                                                     ---------     ---------

                See notes to consolidated financial statements.

                           MCCLATCHY NEWSPAPERS, INC.

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                           DECEMBER 31,
                                                                       ---------------------
                                                                         1993         1992
                                                                       --------     --------
CURRENT LIABILITIES:
     Accounts payable................................................  $ 14,043     $ 10,474
     Accrued compensation............................................    26,324       22,902
     Income taxes....................................................     1,117           30
     Unearned revenue................................................    10,560        9,833
     Carrier deposits................................................     3,055        3,006
     Other accrued liabilities.......................................     8,281        7,352
                                                                       --------     --------
          TOTAL CURRENT LIABILITIES..................................    63,380       53,597
LONG-TERM OBLIGATIONS................................................    14,213       23,901
DEFERRED INCOME TAXES................................................    64,047       55,354
COMMITMENTS AND CONTINGENCIES (NOTE 9)
STOCKHOLDERS' EQUITY:
     Common stock, $.01 par value:
       Class A -- authorized 50,000,000 shares, issued 5,100,450 in
        1993 and 4,585,370 in 1992...................................        51           46
       Class B -- authorized 30,000,000 shares, issued 24,503,789 in
        1993 and 24,946,789 in 1992..................................       238          242
     Additional paid-in capital......................................    39,472       38,272
     Retained earnings...............................................   344,133      320,110
     Treasury stock, 20,000 Class A shares, and 750,000 Class B......      (371)        (371)
                                                                       --------     --------
          TOTAL STOCKHOLDERS' EQUITY.................................   383,523      358,299
                                                                       --------     --------
          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.................  $525,163     $491,151
                                                                       --------     --------
                                                                       --------     --------

                           MCCLATCHY NEWSPAPERS, INC.

                        CONSOLIDATED STATEMENT OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                               YEAR ENDED DECEMBER 31,
                                                          ----------------------------------
                                                            1993         1992         1991
                                                          --------     --------     --------
REVENUES -- NET:
     Advertising........................................  $350,046     $345,574     $337,372
     Circulation........................................    83,729       80,318       74,770
     Other..............................................    15,340       14,355       14,686
                                                          --------     --------     --------
          TOTAL.........................................   449,115      440,247      426,828
                                                          --------     --------     --------
OPERATING EXPENSES:
     Compensation.......................................   199,743      199,295      188,791
     Newsprint and supplements..........................    60,639       59,501       74,562
     Depreciation and amortization......................    35,583       33,560       29,929
     Other operating expenses...........................    88,046       85,968       84,339
                                                          --------     --------     --------
          TOTAL.........................................   384,011      378,324      377,621
                                                          --------     --------     --------
OPERATING INCOME........................................    65,104       61,923       49,207
NONOPERATING EXPENSES (INCOME):
     Interest expense...................................       118          920        1,157
     Partnership losses.................................     6,171        6,674        4,193
     Other -- net.......................................      (101)          71        1,690
                                                          --------     --------     --------
          TOTAL.........................................     6,188        7,665        7,040
                                                          --------     --------     --------
INCOME BEFORE INCOME TAX PROVISION AND CUMULATIVE
  EFFECTS OF ACCOUNTING CHANGES.........................    58,916       54,258       42,167
Income tax provision....................................    27,118       24,087       18,438
                                                          --------     --------     --------
INCOME BEFORE CUMULATIVE EFFECTS OF ACCOUNTING CHANGES..    31,798       30,171       23,729
Cumulative effects of accounting changes................        --         (341)          --
                                                          --------     --------     --------
NET INCOME..............................................  $ 31,798     $ 29,830     $ 23,729
                                                          --------     --------     --------
                                                          --------     --------     --------
EARNINGS PER COMMON SHARE:
     Income before cumulative effects of accounting
       changes..........................................  $   1.10     $   1.05     $    .83
     Cumulative effects of accounting changes...........        --         (.01)          --
                                                          --------     --------     --------
     NET INCOME PER COMMON SHARE........................  $   1.10     $   1.04     $    .83
                                                          --------     --------     --------
                                                          --------     --------     --------
WEIGHTED AVERAGE NUMBER OF COMMON SHARES................    28,879       28,754       28,664

                See notes to consolidated financial statements.

                           MCCLATCHY NEWSPAPERS, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                               YEAR ENDED DECEMBER 31,
                                                          ----------------------------------
                                                            1993         1992         1991
                                                          --------     --------     --------
CASH PROVIDED (USED) BY OPERATING ACTIVITIES:
  Net income............................................  $ 31,798     $ 29,830     $ 23,729
  Reconciliation to net cash provided:
     Depreciation and amortization......................    35,778       33,751       30,180
     Deferred income taxes..............................     7,164        5,940        5,819
     Partnership losses.................................     6,171        6,674        4,193
     Cumulative effect of changes in accounting:
          Postretirement benefit........................        --        4,627           --
          Income taxes..................................        --       (4,286)          --
     Changes in certain current assets and
       liabilities -- net...............................     9,204        4,365       (1,938)
     Other..............................................       599       (4,923)        (208)
                                                          --------     --------     --------
NET CASH PROVIDED BY OPERATING ACTIVITIES...............    90,714       75,978       61,775
CASH PROVIDED (USED) BY INVESTING ACTIVITIES:
  Purchase of property, plant and equipment.............   (35,851)     (29,476)     (41,574)
  Investment in newsprint mill partnership..............    (4,711)      (3,780)      (3,882)
  Acquisition of newspaper operations...................        --       (3,755)         (47)
  Other -- net..........................................       188       (4,486)         617
                                                          --------     --------     --------
NET CASH USED BY INVESTING ACTIVITIES...................   (40,374)     (41,497)     (44,886)
CASH PROVIDED (USED) BY FINANCING ACTIVITIES:
  Repayment of long-term debt...........................   (10,072)     (25,092)     (15,792)
  Payment of cash dividends.............................    (7,775)      (6,182)      (5,736)
  Other.................................................     1,175        1,249        1,193
                                                          --------     --------     --------
NET CASH USED BY FINANCING ACTIVITIES...................   (16,672)     (30,025)     (20,335)
                                                          --------     --------     --------
NET CHANGE IN CASH AND CASH EQUIVALENTS.................    33,668        4,456       (3,446)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR............     8,658        4,202        7,648
                                                          --------     --------     --------
CASH AND CASH EQUIVALENTS, END OF YEAR..................  $ 42,326     $  8,658     $  4,202
                                                          --------     --------     --------
                                                          --------     --------     --------
OTHER CASH FLOW INFORMATION:
Cash paid during the year for:
  Interest (net of amount capitalized)..................  $    118     $  1,086     $  1,225
  Income taxes (net of refunds).........................    18,448       20,625       13,587

                See notes to consolidated financial statements.

                           MCCLATCHY NEWSPAPERS, INC.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                               PAR VALUE       ADDITIONAL               TREASURY
                                           -----------------    PAID-IN     RETAINED      STOCK
                                           CLASS A   CLASS B    CAPITAL     EARNINGS     AT COST     TOTAL
                                           -------   -------   ----------   ---------   ---------   --------
BALANCES, DECEMBER 31, 1990..............    $44      $ 243     $ 35,801    $ 278,469     $(371)    $314,186
Net income...............................                                      23,729                 23,729
Dividends paid ($.20 per share)..........                                      (5,736)                (5,736)
Conversion of 22,000 Class B shares to
  Class A................................     --         --
Issuance of 80,408 Class A shares under
  employee stock plans...................      1                   1,192                               1,193
                                           -------   -------   ----------   ---------   ---------   --------
BALANCES, DECEMBER 31, 1991..............     45        243       36,993      296,462      (371)     333,372
Net income...............................                                      29,830                 29,830
Dividends paid ($.215 per share).........                                      (6,182)                (6,182)
Conversion of 26,000 Class B shares to
  Class A................................      1         (1)
Issuance of 78,391 Class A shares under
  employee stock plans...................                          1,279                               1,279
Receipt of 750,000 Class B treasury
  shares from trust......................                --                                  --
                                           -------   -------   ----------   ---------   ---------   --------
BALANCES, DECEMBER 31, 1992..............     46        242       38,272      320,110      (371)     358,299
Net income...............................                                      31,798                 31,798
Dividends paid ($.27 per share)..........                                      (7,775)                (7,775)
Conversion of 443,000 Class B shares to
  Class A................................      4         (4)
Issuance of 72,080 Class A shares under
  employee stock plans...................      1                   1,200                               1,201
                                           -------   -------   ----------   ---------   ---------   --------
BALANCES, DECEMBER 31, 1993..............    $51      $ 238     $ 39,472    $ 344,133     $(371)    $383,523
                                           -------   -------   ----------   ---------   ---------   --------
                                           -------   -------   ----------   ---------   ---------   --------

                See notes to consolidated financial statements.

                           MCCLATCHY NEWSPAPERS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 1. SIGNIFICANT ACCOUNTING POLICIES

     McClatchy Newspapers, Inc. and its subsidiaries (the "Company") are engaged primarily in the publication of newspapers.

     The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany items and transactions have been eliminated.

     Revenue recognition -- Advertising revenues are recorded when the advertisement is placed in the newspaper and circulation revenues are recorded as newspapers are delivered over the subscription term. Unearned revenues represent prepaid circulation subscriptions.

     Cash equivalents are highly liquid investments with maturities of three months or less when acquired.

     Concentrations of credit risks -- Financial instruments which potentially subject the Company to concentrations of credit risks are principally cash and cash equivalents and trade accounts receivables. Cash and cash equivalents are placed with various high-credit-quality institutions and are currently invested in the highest rated commercial paper and government securities. Accounts receivable are with customers located primarily in the immediate area of each city of publication. The Company routinely assesses the financial strength of significant customers and this assessment, combined with the large number and geographic diversity of its customers, limits the Company's concentration of risk with respect to trade accounts receivable.

     Inventories are stated at the lower of cost (based principally on the last-in, first-out method) or current market value. If the first-in, first-out method of inventory accounting had been used, inventories would have increased by $1,460,000 at December 31, 1993 and $1,124,000 at December 31, 1992.

     Property, plant and equipment are stated at cost. Major renewals and betterments, as well as interest incurred during construction, are capitalized. Such interest aggregated $5,000 in 1993, $376,000 in 1992 and $2,715,000 in
1991.

     Depreciation is computed generally on a straight-line basis over estimated useful lives of:

                    - 10 to 60 years for buildings

                    - 9 to 20 years for presses

                    - 3 to 10 years for other equipment

     Intangibles consist of the unamortized excess of the cost of acquiring newspaper operations over the fair market values of the newspapers' tangible assets at the date of purchase. Identifiable intangible assets, consisting primarily of lists of advertisers and subscribers, covenants not to compete and commercial printing contracts, are amortized over periods ranging from three to twenty-five years. The excess of purchase prices over identifiable assets is amortized over forty years. Management periodically evaluates the recoverability of intangible assets by reviewing the current and projected profitability of its newspaper operations.

     Deferred income taxes result from temporary differences between amounts reported for financial and income tax reporting purposes. See note 2.

     Earnings per share are based upon the weighted average number of outstanding shares of common stock and common stock equivalents (stock options -- see note 10). Prior to 1992 shares issued excluded 750,000 Class B shares which were held in a trust in which the Company had a vested income and remainder interest. Upon the dissolution of the trust in 1992 the shares were returned to the Company and included in treasury stock at no cost. These shares have been excluded from weighted average shares outstanding for all periods.

                           MCCLATCHY NEWSPAPERS, INC.

 2. CUMULATIVE EFFECTS OF ACCOUNTING CHANGES

     Effective January 1, 1992, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". Under SFAS 109, deferred income tax assets and liabilities reflect the future tax consequences, based on enacted tax laws, of temporary differences between financial and tax reporting existing at the balance sheet date. The actual effects of tax law changes are recognized when enacted. Prior to SFAS 109, deferred income taxes were determined using tax rates in effect when differences relating to revenues and expenses arose between financial and tax reporting. The cumulative effect of this change reduced deferred tax liabilities and increased 1992 net income by $4,286,000 or $.15 per share. This change had no significant effect on the income tax provision for 1992, and when considered with the other change described below, did not have a material impact on net earnings in 1992.

     The Company also adopted the provisions of SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" effective January 1, 1992. The Statement requires the accrual of postretirement health care and life insurance benefits over employees' service periods rather than expensing these costs on a pay-as-you-go basis. The cumulative effect of this change increased long-term obligations by $7,592,000, decreased deferred income tax liabilities by $2,965,000 and reduced 1992 net income by $4,627,000 or $.16 per share.

 3.  INVESTMENT IN NEWSPRINT MILL PARTNERSHIP

     A wholly-owned subsidiary of the Company owns a 13.5% interest in Ponderay Newsprint Company ("Ponderay"), a general partnership formed to construct and operate a newsprint mill in the State of Washington. The Company guarantees $16,875,000 of bank debt provided by a consortium of 11 foreign and domestic banks to construct the mill.

     At December 31, 1993, Ponderay borrowings bore interest at rates averaging 7.27%. The debt is due in quarterly installments through March 1, 2001 and is collateralized by the assets of Ponderay. The debt is subject to certain restrictive covenants regarding contractual obligations of Ponderay and its partners. The Company has committed to take 28,400 metric tons of annual production on a "take-if-tendered" basis until the debt is repaid. The Company purchased $12,079,000, $12,700,000 and $16,526,000 of newsprint from Ponderay in 1993, 1992 and 1991, respectively.

     Summarized financial data for the years ended December 31, 1993, 1992 and 1991 for Ponderay's operations are as follows (in thousands):

                                                        1993           1992           1991
                                                      ---------      ---------      ---------
    FINANCIAL POSITION:
      Current assets...............................   $  19,624      $  18,361      $  19,249
      Property, plant and equipment................     304,315        321,065        336,343
      Other assets.................................       5,690         10,075         15,326
                                                      ---------      ---------      ---------
              TOTAL ASSETS.........................   $ 329,629      $ 349,501      $ 370,918
                                                      ---------      ---------      ---------
                                                      ---------      ---------      ---------
      Current liabilities..........................   $  33,761      $  27,516      $  17,416
      Long-term liabilities........................     267,331        282,636        292,717
      Partners' capital............................      28,537         39,349         60,785
                                                      ---------      ---------      ---------
              TOTAL LIABILITIES AND PARTNERS'
                CAPITAL............................   $ 329,629      $ 349,501      $ 370,918
                                                      ---------      ---------      ---------
                                                      ---------      ---------      ---------
      RESULTS OF OPERATIONS:
         Revenues..................................   $  94,375      $  89,807      $ 112,295
         Net loss..................................      45,713         49,435         31,058

                           MCCLATCHY NEWSPAPERS, INC.

 4.  LONG-TERM OBLIGATIONS

     Long-term obligations consist of (in thousands):

                                                                      DECEMBER 31,
                                                                 ----------------------
                                                                   1993          1992
                                                                 --------      --------
        Long-term debt:
          Bank credit agreement...............................                 $ 10,000
          Other debt..........................................   $     60           164
                                                                 --------      --------
          Total...............................................         60        10,164
          Less current portion................................         60            92
                                                                 --------      --------
          Total long-term debt................................         --        10,072
        Postretirement benefits obligation....................      9,142         8,808
        Other long-term obligations...........................      5,071         5,021
                                                                 --------      --------
        Total long-term obligations...........................   $ 14,213      $ 23,901
                                                                 --------      --------
                                                                 --------      --------

     Long-term obligations mature as follows (in thousands):

                        1995..............................   $  1,068
                        1996..............................      1,004
                        1997..............................        636
                        1998..............................        406
                        Thereafter........................     11,099
                                                             --------
                        Total.............................   $ 14,213
                                                             --------
                                                             --------

     The Company's cash reserves and expected cash flows are sufficient for its near term needs. Accordingly, the Company terminated its bank credit agreement at the end of 1993. The Company has an outstanding letter of credit for $5,860,000.

     Other long-term obligations consist primarily of deferred compensation and supplemental retirement benefits.

5. INCOME TAX PROVISIONS

     On January 1, 1992 the Company adopted SFAS 109. The impact of this change is discussed in note 2.

     Income tax provisions consist of (in thousands):

                                                              YEAR ENDED DECEMBER 31,
                                                          -------------------------------
                                                           1993        1992        1991
                                                          -------     -------     -------
    Current:
      Federal...........................................  $16,212     $14,692     $11,168
      State.............................................    3,742       3,455       1,451
    Deferred:
      Federal...........................................    6,663       5,963       5,552
      State.............................................      501         (23)        267
                                                          -------     -------     -------
    Income tax provision................................  $27,118     $24,087     $18,438
                                                          -------     -------     -------
                                                          -------     -------     -------

                           MCCLATCHY NEWSPAPERS, INC.

     Deferred income tax provisions result from (in thousands):

                                                              YEAR ENDED DECEMBER 31,
                                                           ------------------------------
                                                            1993        1992        1991
                                                           -------     -------     ------
    Depreciation and amortization........................  $ 5,441     $ 3,982     $2,613
    Newsprint mill partnership...........................    2,445       2,191      2,183
    Deductible deposits..................................       --       2,205         --
    State taxes..........................................      (10)       (295)       696
    Deferred compensation................................   (1,617)     (1,979)      (719)
    Other................................................      905        (164)     1,046
                                                           -------     -------     ------
    Total................................................  $ 7,164     $ 5,940     $5,819
                                                           -------     -------     ------
                                                           -------     -------     ------

     The effective tax rate and the statutory federal income tax rate are reconciled as follows:

                                                                YEAR ENDED DECEMBER 31,
                                                             ------------------------------
                                                             1993         1992         1991
                                                             ----         ----         ----
    Statutory rate.........................................   35%          34%          34%
    State taxes, net of federal benefit....................    5            4            3
    Amortization of intangibles............................    4            4            5
    Impact of retroactive tax rate adjustments.............    1           --           --
    Other..................................................    1            2            2
                                                             ----         ----         ----
    Effective rate.........................................   46%          44%          44%
                                                             ----         ----         ----
                                                             ----         ----         ----

     On August 2, 1993 new federal tax legislation was enacted which, among other things, increased the federal corporate tax rate to 35% from 34%, retroactive to January 1, 1993. The liability method of accounting for taxes requires that the effect of this rate increase on current and cumulative deferred taxes be reflected in the period in which the law was enacted. Accordingly, the Company recorded an adjustment of $1,088,000 in the third quarter. Of this amount, $239,000 related to higher taxes on earnings through June 30, 1993 and $849,000 was required to revalue deferred taxes at January 1, 1993.

     The components of deferred tax liabilities (benefits) recorded in the Company's Consolidated Balance Sheet on December 31, 1993 and 1992 are (in thousands):

                                                                  1993        1992
                                                                --------     -------
        Depreciation and amortization.........................  $ 45,517     $40,076
        Partnership losses....................................    10,971       8,526
        Deductible deposits...................................     3,954       3,954
        State taxes...........................................     1,689       1,699
        Deferred compensation.................................   (11,321)     (9,704)
        Other.................................................     3,565       2,660
                                                                --------     -------
        Deferred tax liability (net of $9,672 in 1993 and
          $8,143 in 1992 reported as current assets)..........  $ 54,375     $47,211
                                                                --------     -------
                                                                --------     -------

     The tax asset above for deferred compensation includes $2,965,000 in 1992 which was allocated to the cumulative effect of adopting a change in the method of accounting for postretirement benefits as discussed in note 2.

     See note 9 for a discussion of tax assessments.

                           MCCLATCHY NEWSPAPERS, INC.

6. INTANGIBLES

     Intangibles consist of (in thousands):

                                                                   DECEMBER 31,
                                                               ---------------------
                                                                 1993         1992
                                                               --------     --------
        Identifiable intangible assets, primarily customer
          lists..............................................  $132,881     $133,403
        Excess purchase prices over identifiable assets......    64,560       64,560
                                                               --------     --------
        Total................................................   197,441      197,963
        Less accumulated amortization........................    72,779       63,986
                                                               --------     --------
        Intangibles -- net...................................  $124,662     $133,977
                                                               --------     --------
                                                               --------     --------

 7.  EMPLOYEE BENEFITS

  Early retirement charge:

     In September 1992, the Sacramento and Modesto Bees made available an early retirement program to certain employees. The program ended in October 1992 with 66 employees accepting early retirement. Accordingly, the Company recorded a pretax charge of $2,593,000 in the fourth quarter of 1992.

  Retirement plans:

     The Company has a defined benefit pension plan (the "retirement plan") for a majority of its employees. Benefits are based on years of service and compensation. Contributions to the plan are made by the Company in amounts deemed necessary to provide benefits. Plan assets consist primarily of investments in marketable securities including common stocks, bonds and U.S. government obligations, and other interest bearing accounts.

     The Company also has a supplemental retirement plan to provide key employees with additional retirement benefits. The terms of the plan are generally the same as those of the retirement plan, except that the supplemental retirement plan is limited to key employees and benefits under it are reduced by benefits received under the retirement plan. The accrued pension obligation for the supplemental retirement plan is included in other long-term obligations.

     The elements of pension costs are as follows (in thousands):

                                                                   DECEMBER 31,
                                                          -------------------------------
                                                           1993        1992        1991
                                                          -------     -------     -------
    Cost of benefits earned during the year.............  $ 5,393     $ 5,282     $ 5,123
    Interest on projected benefit obligation............    6,447       5,922       6,788
    Return on plan assets -- (gain).....................  (10,231)     (7,253)    (13,135)
    Deferred gain -- return on plan assets greater than
      assumed...........................................    3,787       1,098       5,637
    Net amortization and other deferrals................        2        (384)       (521)
                                                          -------     -------     -------
    Net pension cost....................................  $ 5,398     $ 4,665     $ 3,892
                                                          -------     -------     -------
                                                          -------     -------     -------

     Assumptions used for accounting for defined benefit plans were:

                                                              DECEMBER 31,
                                                 --------------------------------------
                                                    1993          1992          1991
                                                 ----------    ----------    ----------
    Discount rate in determining benefit
      obligation...............................     7.3%          8.5%          8.5%
    Expected long-term rate of return on
      assets...................................     8.5%          9.0%          9.0%
    Rates of compensation increase.............  4.5%-5.5%     5.5%-6.0%     5.5%-6.0%

                           MCCLATCHY NEWSPAPERS, INC.

     The plans' funded status and amounts recognized in the Company's Consolidated Balance Sheet at December 31, 1993 and 1992 are as follows (in thousands):

                                                           1993                          1992
                                                --------------------------    --------------------------
                                                              SUPPLEMENTAL                  SUPPLEMENTAL
                                                RETIREMENT     RETIREMENT     RETIREMENT     RETIREMENT
                                                   PLAN           PLAN           PLAN           PLAN
                                                ----------    ------------    ----------    ------------
Actuarial present value of:
  Vested benefit obligation..................    $ 67,081       $  2,834       $ 51,629       $  2,688
                                                ----------    ------------    ----------    ------------
                                                ----------    ------------    ----------    ------------
  Accumulated benefit obligation.............    $ 72,609       $  2,834       $ 55,757       $  2,688
                                                ----------    ------------    ----------    ------------
                                                ----------    ------------    ----------    ------------
Plan assets at fair value....................    $ 89,219                      $ 79,540
Projected benefit obligation.................     (94,378)      $ (3,780)       (78,684)      $ (3,461)
                                                ----------    ------------    ----------    ------------
Projected benefit (over) under plan assets...      (5,159)        (3,780)           856         (3,461)
Unrecognized net (gains) losses..............         982           (427)        (2,043)          (576)
Unrecognized prior service cost..............       3,274          1,628          3,667          1,790
Unrecognized net pension transition asset,
  amortized over 15 years....................      (4,378)            --         (4,925)            --
Adjustment required to recognize minimum
  liability..................................          --           (255)            --           (441)
                                                ----------    ------------    ----------    ------------
Accrued pension obligation...................    $ (5,281)      $ (2,834)      $ (2,445)      $ (2,688)
                                                ----------    ------------    ----------    ------------
                                                ----------    ------------    ----------    ------------

     In 1992, the Company settled pension obligations for future benefits due to employees who retired prior to January 1, 1989 by converting pension assets totalling approximately $22,300,000 to purchased annuities. The Company recognized a pretax gain of $794,000 on the settlement of these obligations.

     The Company has a Deferred Compensation and Investment Plan ("401(k) plan") which enables qualified employees to voluntarily defer compensation. Company contributions to the 401(k) plan were $3,751,000 in 1993, $3,455,000 in 1992 and $2,987,000 in 1991.

POSTRETIREMENT BENEFITS:

     The Company also provides or subsidizes certain retiree health care and life insurance benefits. On January 1, 1992 the Company began accruing the cost of these benefits over employee's service periods instead of recording them on a pay-as-you-go basis. The impact of this change is discussed in note 2.

     The elements of postretirement expenses are as follows (in thousands):

                                                                        DECEMBER 31,
                                                                     ------------------
                                                                     1993        1992
                                                                     -----      -------
        Service costs.............................................   $ 230      $   233
        Interest costs............................................     649          645
        Transition obligation.....................................      --        7,592
                                                                     -----      -------
        Total postretirement benefits costs.......................   $ 879      $ 8,470
                                                                     -----      -------
                                                                     -----      -------

                           MCCLATCHY NEWSPAPERS, INC.

     Assumptions used for accounting for postretirement benefits were:

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                 1993          1992
                                                              -----------      -----
        Discount rate in determining benefit obligation....          7.3%       8.5%
        Medical care cost trend rate.......................   9.5%-13.25%      14.0%

     The plan's funded status and amounts recognized in the Company's Consolidated Balance Sheet at December 31, 1993 and 1992 are as follows (in thousands):

                                                                        DECEMBER 31,
                                                                    --------------------
                                                                     1993         1992
                                                                    -------      -------
        Accumulated postretirement benefit obligation (APBO):
        Retirees.................................................   $ 5,250      $ 5,525
        Active eligible employees................................       789          721
        Active ineligible employees..............................     3,343        2,721
                                                                    -------      -------
        Total APBO...............................................     9,382        8,967
        Unrecognized gain........................................       (80)          --
                                                                    -------      -------
        Net postretirement benefit liability.....................   $ 9,302      $ 8,967
                                                                    -------      -------
                                                                    -------      -------

     The medical care cost trend rates are expected to decline to about 5.8% by the year 2003. A 1.0% increase in the assumed health care cost trend rate would have increased the APBO by 3.0%, the annual service cost by 13.0% and the annual interest cost by 4.0%.

 8.  CASH FLOW INFORMATION

     Cash provided or used by operations was affected by changes in certain current assets and liabilities, net of the effects of acquired newspaper operations, as follows (in thousands):

                                                                      DECEMBER 31,
                                                           -----------------------------------
                                                            1993          1992          1991
                                                           -------      --------      --------
    Increase (decrease) in assets:
         Receivables....................................   $ 1,345      $   (142)     $    290
         Inventories....................................       (97)        1,221          (627)
         Other current assets...........................      (669)       (1,795)        2,714
                                                           -------      --------      --------
              Total.....................................       579          (716)        2,377
    Increase (decrease) in liabilities:
         Accounts payable...............................     3,569         2,103        (4,844)
         Accrued compensation...........................     3,422         1,109           594
         Income taxes...................................     1,087        (2,112)        1,455
         Other current liabilities......................     1,705         2,549         3,234
                                                           -------      --------      --------
              Total.....................................     9,783         3,649           439
                                                           -------      --------      --------
    Net cash increase (decrease) from changes in
      current assets and liabilities....................   $ 9,204      $  4,365      $ (1,938)
                                                           -------      --------      --------
                                                           -------      --------      --------

                           MCCLATCHY NEWSPAPERS, INC.

9.  COMMITMENTS AND CONTINGENCIES

     See note 3 for a discussion of the Company's commitments to Ponderay Newsprint Company.

     The Company and its subsidiaries rent certain facilities and equipment under operating leases expiring at various dates through December 31, 1999. Total rental expense amounted to $1,618,000 in 1993, $1,596,000 in 1992 and $1,649,000 in 1991. Minimum rental commitments under operating leases with noncancelable terms in excess of one year are (in thousands):

                        1994...............................   $ 1,869
                        1995...............................     1,460
                        1996...............................     1,128
                        1997...............................       865
                        1998...............................       617
                        Thereafter.........................       207
                                                              -------
                        Total..............................   $ 6,146
                                                              -------
                                                              -------

     State and federal taxing authorities have audited the Company's tax returns for 1982-1987, and have made assessments or proposed adjustments primarily related to the deduction of certain intangible assets and deductions related to discontinued and other non-newspaper operations. The total amount of the proposed adjustments, including interest thereon, is approximately $25,000,000 at December 31, 1993. The Company is protesting the adjustments through the appropriate authorities. While this process is expected to extend over several years and additional assessments for like issues are expected to be forthcoming, the Company believes these adjustments will be reduced in the appeals processes. Pending final resolution of these matters, the Company has deposited, with the applicable tax authorities, a total of $12,592,000 to stop interest accrual on a portion of the adjustments and included this amount in other assets at December 31, 1993. In the opinion of management, adequate provision has been made for any taxes and interest resulting from these assessments and the ultimate outcome of these matters will not have a material adverse effect on the Company's consolidated results of operation or financial position.

     There are libel and other legal actions that have arisen in the ordinary course of business and are pending against the Company. Management believes, after reviewing such actions with counsel, that the outcome of pending actions will not have a material adverse effect on the Company's consolidated results of operations or financial position.

10.  COMMON STOCK AND STOCK PLANS

     The Company's Class A and Class B common stock participate equally in dividends. Holders of Class B common stock are entitled to one vote per share and to elect as a class 75% of the Board of Directors, rounded down to the nearest whole number. Holders of Class A common stock are entitled to one-tenth of a vote per share and to elect as a class 25% of the Board of Directors, rounded up to the nearest whole number. Class B common stock is convertible at the option of the holder into Class A common stock on a share-for-share basis.

     Prior to 1992, shares issued excluded 750,000 Class B shares which were held in a trust in which the Company had a vested income and remainder interest. Upon dissolution of the trust in 1992, the shares were returned to the Company and included in treasury stock.

     The Company's Amended Employee Stock Purchase Plan (the "Purchase Plan") reserved 1,500,000 shares of Class A common stock for issuance to employees. Eligible employees may purchase shares at 85% of "fair market value" (as defined) through payroll deductions. The Purchase Plan can be

                           MCCLATCHY NEWSPAPERS, INC.

automatically terminated by the Company at any time. As of December 31, 1993, 385,518 shares of Class A common stock have been issued under the Purchase Plan.

     The Company's 1987 Stock Option Plan (the "Employee Plan"), as amended, reserved 600,000 shares of Class A common stock for issuance to key employees. Options are granted at the market price of the Class A common stock on the date of the grant. The options vest in installments over four years, and once vested are exercisable up to ten years from the date of award. Although the Plan permits the Company, at its sole discretion, to settle unexercised options by granting stock appreciation rights (SARS), the Company does not intend to avail itself of this alternative except in limited circumstances.

     In July 1990, the Company adopted a stock option plan for outside (nonemployee) directors (the "Directors' Plan") providing for the issuance of up to 150,000 shares of Class A Common Stock. Under the Directors' Plan each outside director is granted an option at fair market value at the conclusion of each regular annual meeting of stockholders for 1,500 shares. Terms of the Directors' Plan are similar to the terms of the Employee Plan. Outstanding options are summarized as follows:

                                                         EMPLOYEE PLAN           DIRECTORS' PLAN
                                                      --------------------     -------------------
                                                                   AVERAGE                 AVERAGE
                                                      OPTIONS       PRICE      OPTIONS      PRICE
                                                      --------     -------     -------     -------
Outstanding, December 31, 1990......................   284,800     $17.43       10,500     $18.25
Granted.............................................   110,400      15.88       10,500      21.50
                                                      --------                 -------
Outstanding, December 31, 1991......................   395,200      16.99       21,000      19.88
Granted.............................................   108,600      19.50       10,500      20.75
Exercised...........................................    (1,025)     16.00           --         --
Surrendered for SARS................................   (23,500)     15.66           --         --
Forfeited...........................................    (9,975)     22.66           --         --
                                                      --------                 -------
Outstanding, December 31, 1992......................   469,300      17.52       31,500      20.17
Granted.............................................        --         --       10,500      22.38
Exercised...........................................    (4,425)     15.26           --         --
Forfeited...........................................    (3,575)     17.78           --         --
                                                      --------                 -------
Outstanding, December 31, 1993......................   461,300      17.54       42,000      20.72
                                                      --------                 -------
                                                      --------                 -------

     In the Employee Plan, there are 220,925 options exercisable as of December 31, 1993. In January 1994, the Company granted 104,500 options to employees using substantially all shares reserved in the plan. In the Directors' Plan 15,750 shares were exercisable at December 31, 1993 and 108,000 available for future awards.

     On January 26, 1994 the Board of Directors adopted the 1994 Employee Stock Option Plan, subject to stockholder approval, reserving 650,000 Class A shares for issuance to key employees. The terms of this plan are substantially the same as the terms of the Employee Plan and no shares have been granted under the new plan.

                           MCCLATCHY NEWSPAPERS, INC.

11.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The Company's business is somewhat seasonal, with peak revenues and profits generally occurring in the second and fourth quarters of each year as a result of increased advertising activity during the spring holiday and Christmas periods. The first quarter is historically the weakest quarter for revenues and profits. The Company's quarterly results are summarized as follows (in thousands, except per share amounts):

                                                 1ST           2ND           3RD           4TH
                                               QUARTER       QUARTER       QUARTER       QUARTER
                                              ---------     ---------     ---------     ---------
1993:
Revenues -- net.............................  $ 105,282     $ 113,458     $ 111,282     $ 119,093
Operating income............................     10,546        16,962        16,396        21,200
Net income..................................      4,768         8,514         7,341        11,175
Net income per common share.................        .17           .30           .25           .39
1992:
Revenues -- net.............................  $ 101,292     $ 111,169     $ 110,503     $ 117,283
Operating income............................      9,881        16,246        16,856        18,940
Income before cumulative effects of
  accounting changes........................      4,488         7,831         8,699         9,153
Net income..................................      4,147         7,831         8,699         9,153
Income per common share before cumulative
  effects of accounting changes.............        .15           .27           .30           .32
Net income per common share.................        .14           .27           .30           .32
1991:
Revenues -- net.............................  $  99,469     $ 109,399     $ 106,451     $ 111,507
Operating income............................      6,525        13,999        12,904        15,779
Net income..................................      2,974         6,263         6,563         7,929
Net income per common share.................        .10           .22           .23           .28

     See notes 5 and 7 for discussions of charges recorded in the third quarter of 1993 and fourth quarter of 1992 for tax and early retirement expenses, respectively.

- ------------------------------------------------------
- ------------------------------------------------------

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------
                               TABLE OF CONTENTS

                                       PAGE
                                       -----
Available Information................      2
Incorporation of Certain Documents by
  Reference..........................      2
Prospectus Summary...................      3
Use of Proceeds......................      5
Class A Common Stock Price Range,
  Volume and Dividends...............      5
Capitalization.......................      7
Selected Consolidated Financial
  Data...............................      8
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................      9
Business.............................     12
Management...........................     22
Selling Stockholders.................     24
Description of Capital Stock.........     24
Underwriting.........................     27
Legal Matters........................     27
Experts..............................     27
Index to Consolidated Financial
  Statements.........................    F-1

- ------------------------------------------------------
- ------------------------------------------------------



- ------------------------------------------------------
- ------------------------------------------------------

                                1,350,000 SHARES

                           MCCLATCHY NEWSPAPERS, INC.

                              CLASS A COMMON STOCK
                          (PAR VALUE $0.01 PER SHARE)
                               ------------------

                                   PROSPECTUS

                               ------------------
                              GOLDMAN, SACHS & CO.

                              MERRILL LYNCH & CO.

                      REPRESENTATIVES OF THE UNDERWRITERS

- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission registration fee and the New York Stock Exchange fee and the National Association of Securities Dealers, Inc. filing fee.

                                                                           PAYABLE BY
                                                                           REGISTRANT
                                                                           ----------
        SEC registration fee.............................................   $ 12,682
        NASD filing fee..................................................      4,178
        New York Stock Exchange listing fee..............................      1,500
        Blue sky fees and expenses.......................................     10,000
        Accounting fees and expenses.....................................     50,000
        Legal fees and expenses..........................................    100,000
        Printing expenses................................................     25,000
        Registrar and transfer agent's fees and expenses.................      5,000
        Miscellaneous....................................................      1,640
                                                                           ----------
                  Total..................................................   $210,000
                                                                           ----------
                                                                           ----------

     The Company intends to pay all expenses of registration, issuance and distribution with respect to shares being sold by Selling Stockholders hereunder, with the exception of underwriting discounts, commissions, stock transfer taxes and any independent legal fees and expenses.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law permits the Company's board of directors to indemnify any person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding in which such person is made a party by reason of his being or having been a director, officer, employee or agent of the Company, in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Act"). The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise.

     Article VII of the Company's Restated Certificate of Incorporation provides for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by law. In addition, the Company has entered into separate indemnification agreements with its directors and officers that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law.

     The Underwriting Agreement provides for indemnification by the Underwriters of the Company, its directors and officers, and by the Company of the Underwriters, for certain liabilities, including liabilities arising under the Act, and affords certain rights of contribution with respect thereto.

ITEM 16.  EXHIBITS

    EXHIBIT
     NUMBER                                 DESCRIPTION OF DOCUMENT
    --------     ------------------------------------------------------------------------------
       1.1       Form of Underwriting Agreement.*
       5.1       Opinion of Pillsbury Madison & Sutro.*
      23.1       Consent of Deloitte & Touche.
      23.2       Consent of Pillsbury Madison & Sutro (included in Exhibit 5.1).
      24.1       Powers of Attorney of certain officers and directors of the Company.

- ---------------

* To be filed by amendment.

ITEM 17.  UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Company hereby undertakes that for purposes of determining any liability under the Act:

          (1) the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

          (3) each filing of the Company's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, McClatchy Newspapers, Inc. certifies that it has reasonable grounds to believe it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sacramento, State of California, on the 1st day of March, 1994.

                                          McCLATCHY NEWSPAPERS, INC.

                                          By:        JAMES B. McCLATCHY*
                                          ------------------------------------
                                                     James B. McClatchy
                                                   Chairman of the Board

                                          *By:    /s/  JAMES P. SMITH
                                          ------------------------------------
                                                       James P. Smith
                                                      Attorney-in-Fact

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the 28th day of February, 1994.

                   SIGNATURE                                        TITLE
                   ---------                                        -----
         PRINCIPAL EXECUTIVE OFFICERS:

              JAMES B. McCLATCHY*                    Publisher and Chairman of the Board
         -----------------------------
              James B. McClatchy

                  ERWIN POTTS*                        President, Chief Executive Officer
         -----------------------------                          and Director
                  Erwin Potts

         PRINCIPAL FINANCIAL OFFICER:

           /s/  JAMES P. SMITH                        Vice President, Finance, Treasurer
         -----------------------------                           and Director
                James P. Smith

         PRINCIPAL ACCOUNTING OFFICER:

               ROBERT W. BERGER*                                  Controller
         -----------------------------
               Robert W. Berger

                  DIRECTORS:

                 BOOTH GARDNER*                                    Director
         -----------------------------
                 Booth Gardner

              WILLIAM K. COBLENTZ*                                 Director
         -----------------------------
              William K. Coblentz

                   SIGNATURE                                        TITLE
                   ---------                                        -----
             WILLIAM L.  HONEYSETT*                       Executive Vice President
           ------------------------
             William L. Honeysett                                and Director

                 JOAN F. LANE*                                     Director
           ------------------------
                 Joan F. Lane

               BETTY LOU MALONEY*                                  Director
           ------------------------
               Betty Lou Maloney

           WILLIAM ELLERY McCLATCHY*                               Director
           ------------------------
           William Ellery McClatchy

            S. DONLEY RITCHERY, JR.*                               Director
           ------------------------
            S. Donley Ritchey, Jr.

                WILLIAM M. ROTH*                                   Director
           ------------------------
                William M. Roth

               FREDERICK R. RUIZ*                                  Director
           ------------------------
               Frederick R. Ruiz

               H. ROGER TATARIAN*                                  Director
           -------------------------
               H. Roger Tatarian

      *By  /s/  JAMES P. SMITH
      ----------------------------------
                James P. Smith
               Attorney-in-Fact